FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Notice of Convocation of the 117th Annual General Meeting of Shareholders
2.	(English Translation) Matters available on the website in relation to the Notice of Convocation of the 117th Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 26, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference (certain portions of the Japanese language original applicable to voting procedures in Japan that are not applicable to shareholders outside Japan have been omitted). In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail. Please note that certain portions of this document may not be applicable to shareholders outside Japan.

NOMURA

Notice of Convocation of the 117th Annual General Meeting of Shareholders

Nomura Holdings, Inc.

To Our Shareholders

I would like to take this opportunity to thank all of you for your ongoing support.

In the fiscal year ended March 31, 2021, despite the ongoing uncertainty surrounding our business environment due to COVID-19, we have made progress in our commitment to control costs and worked to establish an operating model that delivers sustainable profit on a global basis.

Total revenue of the three main business segments increased 11%, while income before income taxes increased 35%. As a result, the Group’s net revenue totaled 1,401.9 billion yen, income before income taxes amounted to 230.7 billion yen, and net income came to 153.1 billion yen.

Based upon our dividend policy, we declared a year-end dividend of 15 yen per share to shareholders of record as of March 31, 2021. When combined with the interim dividend, this gives an annual dividend of 35 yen per share.

As we announced on March 29, an event occurred that resulted in a significant loss arising from transactions with a US client. Both Nomura Holdings and our US subsidiary maintain a robust financial position, and there are no issues related to the operations or financial soundness of Nomura Holdings or its subsidiaries. However, I would like to reiterate that the Group’s leadership team including myself takes this event very seriously, and will work on further enhancing our risk management and management structure.

In addition, we have started initiatives to strengthen our corporate governance and ensure greater management transparency in line with the expansion of our business portfolio as a global financial services group. As part of our management vision of expanding our business into private areas in addition to public markets, we have established the Investment Management Division. In order to respond to the increasingly diverse asset management needs of our clients, we are bringing together the wide range of investment and asset management functions within the Group to provide products and services while ensuring independence.

As for the Nomura Group Code of Conduct established in December 2019, we review the content every year in order to maintain the trust our clients place in us. We reflect on our actions to ensure that they are in line with the Code, and have committed to carry out our business activities with the highest standards of ethics and integrity.

Again, thank you very much for your continued support.

June 2021

Kentaro Okuda

Director, President and Group CEO

(Securities Code: 8604)
May 31, 2021

To: Shareholders of Nomura Holdings, Inc.

Kentaro Okuda
Director, Representative Executive Officer, President and Group CEO
Nomura Holdings, Inc.
1-13-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Annual General Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the “Company”). The 117th Annual General Meeting of Shareholders will be held as described below.

Details

1.	Date and Time:	10:00 a.m. on Monday, June 21, 2021 (JST)

2.	Place:	Grand Nikko Tokyo Daiba, “Palais Royal” (first basement)
2-6-1, Daiba, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

1.  Report on the content of the business report and the consolidated financial statements and report on the results of the audits of the consolidated financial statements performed by the accounting auditor and the Audit Committee for the 117th fiscal year (covering the period from April 1, 2020 to March 31, 2021).

2. Report on the financial statements for the 117th fiscal year (covering the period from April 1, 2020 to March 31, 2021).

Matter to be Resolved:

	Proposal:	Appointment of Twelve Directors

Matters regarding the exercise of voting rights:

If you exercise your voting rights through a proxy, only one proxy per shareholder will be permitted and such proxy must be a shareholder who holds voting rights at this General Meeting of Shareholders. Please also submit documentation evidencing the necessary power of attorney along with the proxy card.

End.

With regard to the following matters, pursuant to relevant laws/regulations and the provisions of Article 25 of the Company’s Articles of Incorporation, they are not included in the materials annexed to this Notice of Convocation as they have been posted on the Company’s website (https://www.nomuraholdings.com/investor/shm/). Therefore, the materials annexed to this Notice of Convocation, on the occasion of the preparation of the Audit Report, were a part of the objects that the audit committee and accounting auditor audited.

1.

“The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure” in the business report; and

2.	“The notes” to the consolidated financial statements

3.	“The notes” to the financial statements.

In the event of any subsequent revisions to the reference materials for the general meeting of shareholders, the business report, the consolidated financial statements, or the financial statements, there will be a posting on the Company’s website indicated above.

Regarding the Payment of the Year-end Dividend Distribution of the 117th Fiscal Year Surplus

At the Meeting of the Board of Directors of the Company held on April 27, 2021, a resolution was adopted for the payment, beginning on June 1, 2021, of the 15 yen per share year-end dividend distribution of the 117th fiscal year surplus.

Reference Materials for the General Meeting of Shareholders

Proposal and Reference Matters

Proposal: Appointment of Twelve Directors

As of the conclusion of this General Meeting, the term of office of all ten directors will expire. Therefore, based on the decision of the Nomination Committee, the Company requests the appointment of twelve directors, including six new director nominees. In addition, this year, aiming to further strengthen corporate governance, the number of outside director nominees has been increased by two. Of the twelve nominees, eight are outside director nominees, and the two director nominees who will concurrently serve as executive officers are Kentaro Okuda and Tomoyuki Teraguchi.

Twelve nominees are as follows:

No.	Name	Positions in the Company	Attendance Record at Board of Directors
1	Koji Nagai Non-Executive Director Reappointment	Chairman of the Board of Directors Member of the Nomination Committee Member of the Compensation Committee	100% (11/11 meetings)

2	Kentaro Okuda Executive Officer Reappointment	Representative Executive Officer and President Group CEO	100% (8/8 meetings) *Mr. Okuda attended all meetings of the Board of Directors that were held after his appointment as a director.

3	Tomoyuki Teraguchi Executive Officer New Appointment	Representative Executive Officer and Deputy President	(New Appointment)

4	Shoji Ogawa Non-Executive Director New Appointment	Member of the Audit Committee (Full-Time) (to be appointed)	(New Appointment)

5	Kazuhiko Ishimura Outside Director, Independent Director Reappointment	Chairman of the Nomination Committee (to be appointed) Chairman of the Compensation Committee (to be appointed)	91% (10/11 meetings)

6	Takahisa Takahara Outside Director, Independent Director New Appointment	Member of the Nomination Committee (to be appointed) Member of the Compensation Committee (to be appointed)	(New Appointment)

7	Noriaki Shimazaki Outside Director, Independent Director Reappointment	Chairman of the Audit Committee	100% (11/11 meetings)

8	Mari Sono Outside Director, Independent Director Reappointment	Member of the Audit Committee	100% (11/11 meetings)

9	Laura Simone Unger Outside Director, Independent Director Reappointment		100% (11/11 meetings)

10	Victor Chu Outside Director, Independent Director New Appointment		(New Appointment)

11	J. Christopher Giancarlo Outside Director, Independent Director New Appointment		(New Appointment)

12	Patricia Mosser Outside Director, Independent Director New Appointment		(New Appointment)

*	Three of the nominees are females.

1. Koji Nagai (Jan. 25, 1959)

Chairman of the
Board of Directors

Member of the
Nomination Committee

Member of the

Compensation

Committee

Non-Executive Director

Reappointment

Attendance at Meetings of

the Board of Directors:

11/11

Attendance at Meetings

of the Nomination

Committee:

8/8

Attendance at Meetings

of the Compensation

Committee:

7/7

Number of shares held:

328,001 shares of

common stock

Apr. 1981	Joined the Company
Apr. 2003	Director of Nomura Securities Co., Ltd.
Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
Apr. 2012	Senior Managing Director of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
Aug. 2012	Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
Apr. 2020	Chairman of the Board of Directors of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions) Director and Chairman of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee and expected role)

Mr. Nagai has held positions including Director, Representative Executive Officer & Group
CEO of the Company and Director and President of Nomura Securities Co., Ltd., and has served as
Director and Chairman of the Company since April 2020.

The Company has designated Mr. Nagai, who is well-versed in the business of the Nomura
Group, as a director nominee with the expectation that, by having Mr. Nagai chair meetings of the
Board of Directors as Chairman of the Board of Directors, he will contribute to enhancing the quality of discussions at meetings of the Board of Directors and operate meetings of the Board of
Directors effectively and efficiently.

If his reappointment is approved, he is slated to continue serving as a member of the
Nomination Committee and a member of the Compensation Committee after this Annual General
Meeting of Shareholders.

Mr. Nagai does not concurrently serve as an executive officer and is a non-executive director.

(Notes)

1.

In October 2001, the Company reorganized and became a holding company, changed the company name from, “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” and Nomura Securities Co., Ltd., the subsidiary newly established by the company divestiture, succeeded the securities company operations. With regard to biographical information based on the Company prior to October 2001, the references are to positions and responsibilities at The Nomura Securities Co., Ltd.

2.

Since June 2003, the Company has put in place three committees (the nomination, compensation, and audit committees) and adopted a corporate governance structure that separates management’s oversight functions from business execution functions (Company with Three Board Committees). As the execution of the business of the Company, which is a Company with Three Board Committees, is performed by executive officers, directors who do not concurrently serve as executive officers (non-executive directors) do not perform such a function and perform mainly an oversight function.

2. Kentaro Okuda (Nov. 7, 1963)

Representative Executive
Officer and President

Group CEO

Executive Officer

Reappointment

Attendance at Meetings of

the Board of Directors:

8/8

(Mr. Okuda attended all

meetings of the Board

of Directors that were

held after his

appointment as a

director.)

Number of shares held:

122,425 shares of

common stock

Apr. 1987	Joined the Company
Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Aug. 2012	Senior Corporate Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
Apr. 2013	Senior Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
Apr. 2015	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2016	Senior Managing Director of the Company (concurrently Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2017	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2018	Executive Managing Director and Group Co-COO of the Company (concurrently Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd.)
Apr. 2019	Executive Managing Director and Deputy President, Group Co-COO of the Company
Apr. 2020	Representative Executive Officer and President, Group CEO of the Company (concurrently Representative Director of Nomura Securities Co., Ltd.)
Jun. 2020	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Representative Director of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions) Representative Director and President of Nomura Securities Co., Ltd. (to be appointed)

(Reasons for designation as a director nominee and expected role)

Mr. Okuda has held positions including Group Co-COO of the Company and Director,
Executive Managing Director and Deputy President of Nomura Securities Co., Ltd., and currently serves as Director, Representative Executive Officer, President & Group CEO of the Company.

The majority of the Board of Directors of the Company, including Outside Directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, the Board of Directors will be able to easily understand the business execution status and the status of the Company, and exercise the management oversight function more effectively.

3. Tomoyuki Teraguchi (Aug. 4, 1962)
Representative Executive Officer and Deputy President Executive Officer New appointment Number of shares held: 149,110 shares of common stock	Apr. 1986	Joined the Company
	Apr. 2009	Senior Managing Director and Global Equity Strategy Office of Nomura Securities Co., Ltd.,
	Apr. 2011	Senior Managing Director and Global Markets Joint COO of Nomura Securities Co., Ltd.
	Feb. 2013	Senior Managing Director and Global Markets COO of Nomura Securities Co., Ltd.
	Apr. 2013	Senior Managing Director, Global Markets COO and Global Research of Nomura Securities Co., Ltd.
	Apr. 2016	Senior Managing Director, Group Compliance Head and Operations of the Company (concurrently Representative Executive Officer, Compliance Division and Operations of Nomura Securities Co., Ltd., Internal Control Supervisory Manager)
	Apr. 2017	Senior Managing Director, Group Compliance Head and Operations of the Company (concurrently Representative Executive Officer, Senior Corporate Managing Director, Compliance Division and Operations of Nomura Securities Co., Ltd., Internal Control Supervisory Manager)
	May 2019	Executive Officer and Chief Compliance Officer (CCO) of the Company (concurrently Representative Director, Executive Vice President, Compliance and Legal of Nomura Securities Co., Ltd., Internal Control Supervisory Manager)
	Apr. 2020	Executive Officer, Chief of Staff and Chief Compliance Officer (CCO) of the Company (concurrently Representative Director and Deputy President, Compliance and Legal of Nomura Securities Co., Ltd., Internal Control Supervisory Manager)
	Apr. 2021	Representative Executive Officer, Deputy President, Chief of Staff and Chief Compliance Officer (CCO) of the Company (concurrently Representative Director and Deputy President and Chief of Staff of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions)
Representative Director and Deputy President of Nomura Securities Co., Ltd.
(Reasons for designation as a director nominee and expected role)

Mr. Teraguchi has held positions including Internal Control Supervisory Manager of Nomura Securities Co., Ltd., and currently serves as Representative Executive Officer, Deputy President, Chief of Staff and Chief Compliance Officer (CCO) of the Company.

The majority of the Board of Directors of the Company, including outside directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, the Board of Directors will be able to easily understand the business execution status and the status of the Company, and exercise the management oversight function more effectively.

4. Shoji Ogawa (Aug. 9, 1964)
Non-Executive Director New appointment Number of shares held: 27,167 shares of common stock	Apr. 1987	Joined the Company
	Apr. 2007	Head of Investment Banking Strategic Planning Dept of Nomura Securities Co., Ltd.
	Oct. 2008	Head of Capital Markets Dept. and Capital Solutions Dept. of Nomura Securities Co., Ltd.
	Jul. 2009	Head of Capital Markets Dept. of Nomura Securities Co., Ltd.
	Apr. 2012	Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd.
	Jul. 2013	Head of Office of Audit Committee of the Company (concurrently Head of Office of Audit Committee of Nomura Securities Co., Ltd.)
	Aug. 2016	Head of Office of Non-Executive Directors and Audit Committee of the Company (concurrently Head of Office of Non-Executive Directors and Audit Committee of Nomura Securities Co., Ltd.)
	Apr. 2017	Senior Managing Director and Group Internal Audit of the Company (concurrently Senior Managing Director and Internal Audit of Nomura Securities Co., Ltd.)
	Apr. 2021	Advisor of the Company (Current)
(Significant concurrent positions)
Statutory Auditor of Nomura Financial Products & Services, Inc. (to be appointed)
(Reasons for designation as a director nominee and expected role)

Mr. Ogawa has held positions including Head of Office of Audit Committee, Head of Office of Non-Executive Directors and Audit Committee and Senior Managing Director and Group Internal Audit of the Company, he has extensive experience and knowledge in the governance, internal control and internal audit field of the Nomura Group.

If his appointment is approved, he is slated to serve as a full-time member of the Audit Committee after this Annual General Meeting of Shareholders. The Company has designated Mr. Ogawa, who is well-versed in the business of the Nomura Group, as a director nominee with the expectation that, by adding him to the Audit Committee, the effectiveness of audits by the Audit Committee will be enhanced.

Mr. Ogawa does not concurrently serve as an executive officer and is a non-executive director.

Outside Director Nominees (Nominee Numbers 5 to 12)

All eight Outside Director nominees satisfy the Independence Criteria established by the Company. Further, the Company has designated all Outside Director nominees as Independent Directors (an outside director who does not have any danger of having conflicts of interest with general shareholders in accordance with the rules of the Tokyo Stock Exchange, Inc.).

(Reference) “Independence Criteria” for Outside Directors of Nomura Holdings, Inc.

Outside Directors of Nomura Holdings, Inc. shall satisfy the requirements set forth below to maintain their independence from the Nomura Group.

1.	The person, currently, or within the last three years, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*1) of another company where any Executive of the Company serves as a director or officer of that company;

•	Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2)	Executive of a Major Lender (*2) of the Company.

(3)	Executive of a Major Business Partner (*3) of the Company (including Partners, etc.).

(4)	A person receiving compensation from the Nomura Group of more than 10 million yen per year, excluding director/officer compensation.

(5)	A person executing the business of an institution receiving more than a Certain Amount of Donation (*4) from the Company.

2.	The person’s spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:

Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.

*2:	Major Lender shall mean a lender from whom the Company borrows an amount equal to or greater than 2% of the consolidated total assets of the Company.

*3:	Major Business Partner shall mean a business partner whose transactions with the Company exceed 2% of such business partner’s consolidated gross revenues in the last completed fiscal year.

*4:

Certain amount of donation shall mean, with respect to any given institution, any amount that exceeds 2% of the donee institution’s gross revenue or ordinary income, whichever is greater, or donations that exceed 10 million yen per year.

End.

5. Kazuhiko Ishimura (Sep. 18, 1954)

Member of the
Nomination Committee

Member of the

Compensation Committee

Outside Director,

Independent Director

Reappointment

Number of years in office:

3 years

Attendance at Meetings of
the Board of Directors:

10/11

Attendance at Meetings of the Nomination Committee:

8/8

Attendance at Meetings of
the Compensation

Committee:

7/7

Number of shares held:

0 shares of common

stock

Apr. 1979	Joined Asahi Glass Co., Ltd. (currently, AGC Inc.) (“AGC”)
Jan. 2006	Executive Officer and GM of Kansai Plant of AGC
Jan. 2007	Senior Executive Officer and GM of Electronics & Energy General Division of AGC
Mar. 2008	Representative Director and President & COO of AGC
Jan. 2010	Representative Director and President & CEO of AGC
Jan. 2015	Representative Director & Chairman of AGC
Jan. 2018	Director & Chairman of AGC
Jun. 2018	Outside Director of the Company (Current)
Mar. 2020	Director of AGC
Apr. 2020	President of the National Institute of Advanced Industrial Science and Technology (Current)
(Significant concurrent positions)
President of the National Institute of Advanced Industrial Science and Technology Outside Director of TDK Corporation Outside Director of IHI Corporation
(Reasons for designation as an outside director nominee and expected role)

Mr. Ishimura has extensive experience with respect to corporate management, and including the holding in the past of positions such as Representative Director and President and CEO, and Chairman of the Board of AGC, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders, and will serve as Chairman of both committees from this year.

6. Takahisa Takahara (Jul. 12, 1961)
Outside Director, Independent Director New appointment Number of shares held: 881 shares of common stock	Apr. 1991	Joined Unicharm Corporation
	Jun. 1995	Director of Unicharm Corporation
	Apr. 1996	Director, General Manager of Procurement Division and Deputy General Manager of International Division of Unicharm Corporation
	Jun. 1997	Senior Director of Unicharm Corporation
	Apr. 1998	Senior Director, General Manager of Feminine Hygiene Business Division of Unicharm Corporation
	Oct. 2000	Senior Director, Responsible for Management Strategy of Unicharm Corporation
	Jun. 2001	Representative Director, President of Unicharm Corporation
	Jun. 2004	Representative Director, President & CEO of Unicharm Corporation (Current)
(Significant concurrent positions)
Representative Director, President & CEO of Unicharm Corporation Outside Director of Calbee, Inc.
(Reasons for designation as an outside director nominee and expected role)

Mr. Takahara has extensive experience with respect to corporate management, and currently holds the position as Representative Director, President & CEO of Unicharm Corporation, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his appointment is approved, he is slated to serve as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.

7. Noriaki Shimazaki (Aug. 19, 1946)

Chairman of the Audit
Committee

Outside Director,

Independent Director

Reappointment

Number of years in office:

5 years

Attendance at Meetings
of the Board of Directors:

11/11

Attendance at Meetings
of the Audit Committee:

15/15

Number of shares held:

20,100 shares of common
stock

Apr. 1969	Joined Sumitomo Corporation
Jun. 1998	Director of Sumitomo Corporation
Apr. 2002	Representative Director and Managing Director of Sumitomo Corporation
Jan. 2003	Member of the Business Accounting Council of the Financial Services Agency
Apr. 2004	Representative Director and Senior Managing Executive Officer of Sumitomo Corporation
Apr. 2005	Representative Director and Executive Vice President of Sumitomo Corporation
Jan. 2009	Trustee of the IASC Foundation (currently, IFRS Foundation)
Jul. 2009	Special Advisor of Sumitomo Corporation
Jun. 2011	Director of the Financial Accounting Standards Foundation
Jun. 2011	Chairman of Self-regulation Board and Public Governor of the Japan Securities Dealers Association
Sep. 2013	Advisor of the IFRS Foundation Asia-Oceania Office
Sep. 2013	Advisor of the Japanese Institute of Certified Public Accountants (Current)
Jun. 2016	Outside Director of the Company (concurrently Director of Nomura Securities Co., Ltd.) (Current)
Aug. 2019	Senior Advisor of the IFRS Foundation Asia-Oceania Office (Current)
(Significant concurrent positions)
Outside Director of Loginet Japan Co., Ltd. Director of Nomura Securities Co., Ltd. (*)
(Reasons for designation as an outside director nominee and expected role)

Mr. Shimazaki has extensive experience with respect to corporate management and a high degree of expertise with regard to international accounting systems corresponding to a Sarbanes-Oxley Act of 2002 financial expert. Including the holding in the past of positions such as Representative Director and Executive Vice President of Sumitomo Corporation, Member of the Business Accounting Council of the Financial Services Agency, Trustee of IASC Foundation and Director of the Financial Accounting Standards Foundation, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Audit Committee (Chairman) after this Annual General Meeting of Shareholders.

* Mr. Shimazaki, at Nomura Securities Co., Ltd, is a non-executive director and serves as Chairman of the Audit and Supervisory Committee. Since he is an outside director of the Company, in accordance with Article 2, Item 15(c) of the Companies Act, he is not an outside director of Nomura Securities Co., Ltd. and is instead a director.

8. Mari Sono (Feb. 20, 1952)

Member of the Audit
Committee

Outside Director,

Independent Director

Reappointment

Number of years in office:

4 years

Attendance at Meetings
of the Board of Directors:

11/11

Attendance at Meetings
of the Audit Committee:

15/15

Number of shares held:

0 shares of common
stock

Oct. 1976	Joined NISSHIN Audit Corporation (*)
Mar. 1979	Registered as Certified Public Accountant
Nov. 1988	Partner of CENTURY Audit Corporation (*)
Nov. 1990	Member of “Certified Public Accountant Examination System Subcommittee”, Certified Public Accountant Examination and Investigation Board, Ministry of Finance
Apr. 1992	Member of “Business Accounting Council”, Ministry of Finance
Dec. 1994	Senior Partner, CENTURY Audit Corporation (*)
Oct. 2002	Member of Secretariat of the Information Disclosure, Cabinet Office (currently, Secretariat of the Information Disclosure and Personal Information Protection Review Board, Ministry of Internal Affairs and Communications)
Apr. 2005	External Comprehensive Auditor, Tokyo
Jul. 2008	Senior Partner of Ernst & Young ShinNihon LLC
Aug. 2012	Retired from Ernst & Young ShinNihon LLC
Dec. 2013	Commissioner of the Securities and Exchange Surveillance
Jun. 2017	Commission Outside Director of the Company (Current)
(Significant concurrent positions)
Auditor of WASEDA University
(Reasons for designation as an outside director nominee and expected role)

Ms. Sono has a high degree of expertise with respect to corporate accounting based on many years of experience as a Certified Public Accountant and has held positions such as External Comprehensive Auditor, Tokyo, and Member of “Business Accounting Council,” Ministry of Finance. Further, after retiring from the Audit Firm, she served as Commissioner of the Securities and Exchange Surveillance Commission, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her reappointment is approved, she is slated to continue serving as a member of the Audit Committee after this Annual General Meeting of Shareholders.

(Supplementary note regarding independence)

Although Ms. Sono was, in the past, a Senior Partner of Ernst & Young ShinNihon LLC (“E&Y”), the current corporate auditor of the Company, for the reasons set forth below, the Company has determined that Ms. Sono’s background does not compromise her independence as an Outside Director.

The fact that just under nine years have passed since Ms. Sono retired from E&Y, after which she has had no involvement whatsoever in E&Y’s management and financial policy.

The fact that Ms. Sono, during her tenure at E&Y, was never involved in an accounting audit of the Company and also never belonged to the Financial Division that is responsible for accounting audits of financial institutions.

Further, in addition to satisfying the Company’s Independence Criteria for Outside Directors and requirements for Independent Directors as established by the Tokyo Stock Exchange, Inc., Ms. Sono also satisfies independence requirements for an audit committee member of the Company as established by the New York Stock Exchange.

* Each of the corporations is currently Ernst & Young ShinNihon LLC

9. Laura Simone Unger (Jan. 8, 1961)
Outside Director, Independent Director Reappointment Number of years in office: 3 years Attendance at Meetings of the Board of Directors: 11/11 Number of shares held: (1,000 ADRs (*))	Jan. 1988	Enforcement Attorney of the U.S. Securities and Exchange Commission (“SEC”)
	Oct. 1990	Counsel of the U.S. Senate Committee on Banking, Housing and Urban Affairs
	Nov. 1997	Commissioner of the SEC
	Feb. 2001	Acting Chairperson of the SEC
	Jul. 2002	Regulatory Expert of CNBC
	May 2003	Independent Consultant of JPMorgan Chase & Co.
	Aug. 2004	Independent Director of CA Inc.
	Jan. 2010	Special Advisor of Promontory Financial Group
	Dec. 2010	Independent Director of CIT Group Inc. (Current)
	Nov. 2014	Independent Director of Navient Corporation (Current)
	Jun. 2018	Outside Director of the Company (Current)
(Significant concurrent positions)

Independent Director of CIT Group Inc.

Independent Director of Navient Corporation

Independent Director of Nomura Holding America Inc.

Independent Director of Nomura Securities International, Inc.

Independent Director of Nomura Global Financial Products Inc.

(Reasons for designation as an outside director nominee and expected role)

Ms. Unger is well-versed in finance-related legal systems/regulations, and including the holding in the past of positions such as a Commissioner and Acting Chairperson of the SEC, etc.,
such achievements and related insights have been evaluated highly both within and outside of the
Company.

The Company has designated her as an outside director nominee with the expectation that she will continue to apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

* American Depositary Receipts

10. Victor Chu (Jun. 20, 1957)
Outside Director, Independent Director New appointment Number of shares held: 0 shares of common stock	Dec. 1982	Solicitor of the Supreme Court, Hong Kong
	Jan. 1988	Chairman and Chief Executive Officer of First Eastern Investment Group (Current)
	Oct. 1988	Director and Council Member of the Hong Kong Stock Exchange
	Jun. 1992	Advisory Committee Member of the Securities and Futures Commission, Hong Kong
	Aug. 2003	Foundation Board Member of the World Economic Forum
	Apr. 2018	Independent Director of Airbus SE (Current)
(Significant concurrent positions)

Chairman and Chief Executive Officer of First Eastern Investment Group

Chair of Council, University College London

Co-Chair, International Business Council of the World Economic Forum

Independent Director of Airbus SE

(Reasons for designation as an outside director nominee and expected role)

Mr. Chu has extensive experience with respect to corporate management and the finance industry, and a high degree of expertise with regard to legal, regulatory and corporate governance. He established First Eastern Investment Group, an international investment company, and has served as its Chairman and CEO for many years. His past positions included key positions in Hong Kong financial circles such as the Hong Kong Stock Exchange and Securities and Futures Commission, Hong Kong. Such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

11. J.Christopher Giancarlo (May 12, 1959)
Outside Director, Independent Director New appointment Number of shares held: 0 shares of common stock	Sep. 1984	Associate Attorney of Mudge Rose Guthrie Alexander & Ferdon
	Oct. 1985	Associate Attorney of Curtis, Mallet-Prevost, Colt & Mosle
	Jan. 1992	Attorney, Founding Partner of Giancarlo & Gleiberman
	Sep. 1997	Attorney, (Equity) Partner of Thelen Reid Brown Raysman & Steiner
	Apr. 2000	Vice President and Legal Counsel of Fenics Software
	Apr. 2001	Executive Vice President of GFI Group Inc.
	Jun. 2014	Commissioner of the U.S. Commodity Futures Trading Commission
	Jan. 2017	Chairman of the U.S. Commodity Futures Trading Commission
	Oct. 2019	Independent Director of the American Financial Exchange (Current)
	Jan. 2020	Senior Counsel of Willkie Farr & Gallagher LLP (Current)
(Significant concurrent positions)

Senior Counsel of Willkie Farr & Gallagher LLP

Independent Director of the American Financial Exchange

Chairman of Common Securitization Solutions LLC

Independent Director of BlockFi Inc.

Principal of Digital Dollar Project

(Reasons for designation as an outside director nominee and expected role)

Mr. Giancarlo is well-versed in finance-related legal systems/regulations and advanced technologies such as blockchain, and including the holding in the past of positions such as Executive Vice President of GFI Group Inc., a U.S. securities brokerage company, and Chairman of the U.S. Commodity Futures Trading Commission, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

12. Patricia Mosser (Feb. 14, 1956)
Outside Director, Independent Director New appointment Number of shares held: 0 shares of common stock	Jul. 1986	Assistant Professor, Economics Department, Columbia University
	Jan. 1991	Economist and Vice President of the Federal Reserve Bank of New York (FRBNY)
	Nov. 2006	Senior Vice President, FRBNY, Member of the FX Forum, Executive Meeting of East Asia and Pacific (EMEAP) Central Banks, Bank for International Settlements
	Jan. 2007	Board Member of the American Economic Association’s Committee on the Status of Women in the Economics Profession
	Jun. 2007	Member of the Markets Committee, Bank for International Settlements
	Jan. 2009	Acting Systemic Open Market Account Manager for the Federal Open Market Committee (FOMC)
	Oct. 2013	Deputy Director of the Office of Financial Research (OFR), U.S. Treasury Department
	Oct. 2013	Member of the Deputies Committee of the Financial Stability Oversight Council (FSOC)
	Jun. 2015	Senior Research Scholar and Director of Central Banking and Financial Policy at Columbia University’s School of International and Public Affairs (Current)
(Significant concurrent positions)

Senior Research Scholar

Director of the MPA Program in Economic Policy Management

Director of Central Banking and Financial Policy

* All positions at Columbia University, School of International and Public Affairs

(Reasons for designation as an outside director nominee and expected role)

Ms. Mosser has many years of experience as an economist and central banker. In addition to her current position of Senior Research Scholar and Director of Central Banking at Columbia’s
School of International and Public Affairs, she has held past positions such as Deputy Director of the
Office of Financial Research at U.S. Treasury Department and Senior Vice President of the FRBNY.
Such achievements and related insights have been evaluated highly both within and outside of the
Company.

The Company has designated her as an outside director nominee with the expectation that she will apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

(Notes)

3.	There are no particular conflicts of interest between the Company and each of the 12 nominees.

4.

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with each of the following director nominees: Mr. Kazuhiko Ishimura, Mr. Noriaki Shimazaki, Ms. Mari Sono and Ms. Laura Simone Unger. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater. If Mr. Kazuhiko Ishimura, Mr. Noriaki Shimazaki, Ms. Mari Sono and Ms. Laura Simone Unger are each reappointed at this Annual General Meeting of Shareholders, the Company is planning to maintain the limitation of liability agreements stated above with each of them.Further, if the director nominees Mr. Shoji Ogawa, Mr.Takahisa Takahara, Mr. Victor Chu, Mr. J. Christopher Giancarlo and Ms. Patricia Mosser are appointed as directors, the Company is planning to enter into the limitation of liability agreement stated above with each of them.

5.

Outside director nominee Mr. Noriaki Shimazaki had concurrently served as an outside director of UKC Holdings Corporation (currently, Restar Holdings Corporation) (“UKC”) until March 2019. UKC, for submitting annual securities reports and quarterly reports containing false statements concerning important matters during the period from June 2015 to February 2017, received an administrative monetary penalty payment order in accordance with the Financial Instruments and Exchange Act from the Financial Services Agency in December 2018.

Mr. Noriaki Shimazaki, although not recognizing this until such facts became clear, on a regular basis had been carrying out activities such as making recommendations standing from the perspective of compliance with laws and regulations as an outside director, and further, after such facts became clear, by engaging in activities such as making recommendations regarding maters such as recurrence prevention measures to the board of directors as the Chairman of the “Committee to Consider the Third-Party Committee’s Report,” the duties as an outside director were performed.

6.

The outside director nominee Mr. Kazuhiko Ishimura concurrently serves as outside directors of IHI Corporation (“IHI”) IHI, regarding its civil aero engine maintenance business, received an order in accordance with the Aircraft Manufacturing Industry Act in March 2019 to carry out repairs in accordance with the repair methods approved by the Ministry of Economy, Trade and Industry, and received a business improvement order in accordance with the Civil Aeronautics Act from the Ministry of Land, Infrastructure, Transport and Tourism in April 2019.

Mr. Kazuhiko Ishimura, although not recognizing this until such facts became clear, on a regular basis had been carrying out activities such as making recommendations standing from the perspective of compliance with laws and regulations, and further, after such facts became clear, by engaging in activity such as asking for an investigation of the facts and appropriate recurrence prevention measures to be taken at meetings of the board of directors, the duties as outside directors were performed.

7.

The outside director nominee Mr. Noriaki Shimazaki, concurrently serves as director of Nomura Securities Co., Ltd., a subsidiary of the Company. Nomura Securities Co., Ltd., received a business improvement order from the Financial Services Agency in May 2019, after Nomura Securities Co., Ltd. was found to have improperly handled information relating to the listing and delisting criteria for the upper market, which was under review by the Tokyo Stock Exchange, Inc. In response to this incident, Nomura Securities Co., Ltd. have reviewed the organizational structure of the equity business within the Wholesale division, and developed a system to strictly control non-public information that could have a material impact on investment decisions. In December 2019, Nomura Group established the “Nomura Group Code of Conduct” as guidelines for action to be taken in order to increase awareness of the importance of responding to the role expected from the society as a financial services group. At the same time, Nomura Group has developed an internal management system to promote appropriate actions (Conduct) based on the Code of Conduct.

Mr. Noriaki Shimazaki, although he was not aware of this fact until the occurrence of the incident as described above, made remarks from the viewpoint of legal compliance at the Board of Directors meetings of Nomura Securities Co., Ltd. and other meetings, and after the occurrence of the incident, as the chairperson of the Audit and Supervisory Committee, he made various proposals regarding the establishment of improvement measures, measures for their implementation, and measures to keep them firmly established and functioning effectively.

8.

The Company has entered into directors and officers liability insurance contracts with insurance companies, which include the 6 director nominees for reappointment as insureds. Under such insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured at the Company, and all insurance premiums of insureds have been entirely borne by the Company. In addition, if the 6 director nominees for new appointment are approved, these nominees will be included as insureds under such insurance contracts.

At the time of contract renewal during the term of office, such insurance contracts are scheduled to be renewed with similar content.

End.

(Reference)Board of Directors after this Annual General Meetings of Shareholders

Name	Positions	Skill
		Corporate managemen	International business	Financial industry	Accounting/ Financial	Legal systems/ Regulations	Internal control (including Risk management)	Digital (IT)
Koji Nagai	Non-Executive Director (Chairman of the Board of Directors)	✓	✓	✓

Kentaro Okuda	Representative Executive Officer, President Group CEO	✓	✓	✓

Tomoyuki Teraguchi	Representative Executive Officer and Deputy President	✓	✓	✓		✓	✓

Shoji Ogawa	Non-Executive Director		✓	✓			✓

Kazuhiko Ishimura	Outside Director	✓	✓

Takahisa Takahara	Outside Director	✓	✓

Noriaki Shimazaki	Outside Director	✓	✓		✓		✓

Mari Sono	Outside Director				✓	✓	✓

Laura Simone Unger	Outside Director		✓	✓		✓	✓

Victor Chu	Outside Director	✓	✓	✓		✓	✓

J. Christopher Giancarlo	Outside Director		✓	✓		✓	✓	✓

Patricia Mosser	Outside Director		✓	✓		✓

[English Translation]

(Attachments to Notice of Convocation of the Annual General Meeting of Shareholders)

Report for the 117th Fiscal Year

From April 1, 2020 to March 31, 2021

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

(1)	Fundamental Management Policy

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients.

As a global investment bank, Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to the economic growth and development of society.

To enhance its corporate value, Nomura utilizes return on equity (“ROE”) as a management indicator and will strive for sustainable business transformation. In addition, Nomura will work to ensure financial soundness and continuously improve shareholder value.

(2)	Structure of Business Operations

Nomura Group’s divisions are comprised of four divisions* (Retail Division, Asset Management Division, Wholesale Division and Merchant Banking Division). All divisions work together to manage business operations across the Group. Nomura Group shall delegate its powers to each of these business divisions to an appropriate extent and establish its business execution structure by enhancing professional skills, while strengthening global linkages among these business divisions, and fully demonstrating Nomura Group’s comprehensive capabilities.

*On April 1, 2021, the Asset Management Division and Merchant Banking Division were abolished and the Investment Management Division was newly established.

2.	Progress and Results of the Nomura Group’s Business Activities

(1)	Summary

The global economy deteriorated substantially in the fiscal year ended March 31, 2021 as a result of the COVID-19 pandemic, but most of this deterioration came in the first half of the fiscal year, and the economy recovered noticeably in the latter half. With many countries imposing major restrictions on economic activity to stem the spread of the virus, real gross domestic product (GDP) fell sharply in China in January-March 2020 and in the U.S. and Europe in April-June. Economic activity then picked back up in China as the outbreak came under control, and by July-September 2020 China’s real GDP had recovered to the level recorded prior to the pandemic in October-December 2019. In the U.S. and Europe, restrictions on people’s movement have been repeatedly tightened and loosened in response to changes in coronavirus case numbers, and while this has kept real GDP from FRB regaining the October-December 2019 level, overall economic activity has been gradually recovering. In addition to the massive government spending and monetary easing put in place to prop up economies, vaccination programs also began to make real headway in the U.S. and the U.K. from around the start of 2021. In the U.S., the new Biden administration has been putting together large-scale stimulus policies, thereby raising expectations for the economy.

Japanese economy was hit hard as well, with real GDP in April-June 2020 falling sharply following the declaration of a state of emergency in April 2020. A second wave of coronavirus infections hit Japan in the summer and was followed by a third wave toward the end of the year. Although this resulted in the declaration of a second state of emergency in January 2021, real GDP gradually recovered, albeit not all the way to the October-December 2019 level. Face-to-face services stagnated because of infection risks, while manufacturing activity recovered relatively strongly as exports picked back up. For this reason, while corporate earnings in some sectors were adversely affected by the pandemic, demand remained strong in many sectors, particularly among manufacturers, and the profit growth rate for major companies in the fiscal year ended March 31, 2021 was substantially higher than in the fiscal year ended March 31, 2019. Equity markets too rallied sharply in response to accommodative monetary conditions around the world, improvement in corporate earnings after the initial shock from COVID-19, and expectations for government outlays in the U.S. The Nikkei Stock Average similarly recovered, at one point closing above 30,000 for the first time since August 1990.

Amid these major changes in our business environment, we continue to respond to it flexibly while maintaining an appropriate financial standing and effectively utilizing management resources through improved capital efficiency. In the fiscal year ended March 31, 2021, despite the ongoing uncertainty surrounding our business environment due to COVID-19, we have made progress in our commitment to control costs and worked to establish an operating model that delivers sustainable profit on a global basis.

We posted net revenue of 1,401.9 billion yen for the year ended March 31, 2021, an increase of 8.9% from the previous fiscal year. Non-interest expenses increased by 12.7% to 1,171.2 billion yen, income before income taxes was 230.7 billion yen, and net income attributable to the shareholders of Nomura Holdings, Inc. was 153.1 billion yen. Return on equity was 5.7%. EPS(1) for the year ended March 31, 2021 was 48.63 yen an decrease from 66.20 yen for the year ended March 31, 2020. We have decided to pay a dividend of 15 yen per share to shareholders of record as of March 31, 2021. As a result, the total annual dividend will be 35 yen per share. Nomura recognized a loss of 245.7 billion yen arising from transactions with a U.S. client. We took a disciplined approach to exit our positions taking into account both market impact and minimizing losses, and as of May 12, we have exited over 99 percent of our positions. The impact to our consolidated financial results from April 1 is estimated as a loss of 65.0 billion yen as of May 13, which will be booked in the fiscal year ending March 2022.

(Note):

1.	Diluted net income attributable to Nomura Holdings’ shareholders per share.

Consolidated Financial Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2020 (A)	March 31, 2021 (B)
Net revenue	1,287.8	1,401.9	8.9
Non-interest expenses	1,039.6	1,171.2	12.7

Income before income taxes	248.3	230.7	(7.1)
Income tax expense	28.9	70.3	143.2

Net income	219.4	160.4	(26.9)

Less: Net income attributable to noncontrolling interests	2.4	7.3	207.3

Net income attributable to NHI shareholders	217.0	153.1	(29.4)

Return on shareholders’ equity	8.2%	5.7%	—

(2)	Segment Information

We report our operations and business results by reporting segment that corresponds to the following three divisions: Retail, Asset Management and Wholesale.

Business Segment Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2020 (A)	March 31, 2021 (B)
Net revenue	1,309.2	1,390.3	6.2
Non-interest expenses	1,039.6	1,171.2	12.7

Income before income taxes	269.6	219.1	(18.7)

In business segment totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2021 was 1,390.3 billion yen, an increase of 6.2% from the previous year. Non-interest expenses for the fiscal year ended March 31, 2021 increased by 12.7% from the previous year to 1,171.2 billion yen. Income before income taxes was 219.1 billion yen for the fiscal year ended March 31, 2021, a decrease of 18.7% from previous year.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2020 (A)	March 31, 2021 (B)
Net revenue	336.4	368.8	9.6
Non-interest expenses	286.9	276.5	(3.6)

Income before income taxes	49.4	92.3	86.8

Net revenue increased by 9.6% from the previous fiscal year to 368.8 billion yen, and non-interest expenses decreased by 3.6% to 276.5 billion yen. As a result, income before income taxes increased by 86.8% to 92.3 billion yen.

Based on the basic concept of “Enriching clients by responding to their asset concerns”, Retail Division has been working on consulting business in close cooperation with each customer with the aim of becoming “the most trusted partner”. In the fiscal year, the strong market environment boosted customer confidence and led to strong sales of investment trusts, stocks and foreign bonds. Also, by strengthening our remote consulting system through contact centers, we have achieved results that exceed expectations.

In addition to asset management, we will enhance our products and services such as; Real Estate, Inheritance, or Succession, which aims to provide various solutions and advices to clients’ entire asset. We are also taking digital approaches in addition to face-to-face approaches, to provide services to a wider range of clients. We will further strengthen our digital approach.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2020 (A)	March 31, 2021 (B)
Net revenue	92.6	134.8	45.5
Non-interest expenses	63.8	60.5	(5.2)

Income before income taxes	28.8	74.2	158.0

Net revenue increased by 45.5% from the previous fiscal year to 134.8 billion yen. Non-interest expenses decreased by 5.2% to 60.5 billion yen. As a result, income before income taxes increased by 158.0% to 74.2 billion yen.

Asset Management Division, as a major institutional investor, has expanded the investment strategy with an emphasis on ESG (Environment, Society and Governance), which contributes to social development as well as medium to long term asset formation, for example by establishing multiple ESG-related investment trusts.

Funds continued to flow into ETFs (Exchange Traded Funds) during this term. On the occasion of 25th anniversary since our Nomura Asset Management Co., Ltd. (“NAM”) listed Japan’s first ETF product in 1995, we rebranded our ETF products (rebuilt existing brands) for example by unifying the names as “NEXT FUNDS”. In addition, NAM listed an ETF targeting the S&P 500 ESG Index, which incorporated ESG factors into the selection criteria for constituent stocks.

In the investment trust business, we invested in a wide range of sectors and funds flowed into bond funds which pursue total returns while controlling price fluctuations, and also we observed outflows of funds in emerging countries based in Japan throughout the year.

With American Century Investments, our strategic partner, we further strengthened cooperation globally. Its stock valuation we hold has also improved on the back of the upturn in the stock market.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended
	March 31, 2020 (A)	March 31, 2021 (B)	(B-A)/(A)
Net revenue	648.6	691.4	6.6
Non-interest expenses	556.4	627.1	12.7

Income before income taxes	92.2	64.3	(30.3)

The Wholesale Division consists of two businesses, Global Markets which is engaged in the trading, sales and structuring of financial products, and Investment Banking which is engaged in financing and advisory businesses.

Net revenue increased by 6.6% from the previous fiscal year to 691.4 billion yen. Non-interest expenses increased by 12.7% to 627.1 billion yen from previous year. As a result, income before income taxes decreased by 30.3% to 64.3 billion yen. Nomura recognized a loss arising from transactions with a U.S. client.

Global Markets

In the year ended March 2021, we focused on providing uninterrupted service and liquidity to help our clients as they navigated through periods of high market volatility and portfolio rebalancing amidst the challenges arising from the global pandemic of COVID-19. We continued to reinforce our core strengths across regions and also supported sovereigns / supras in fund raising for pandemic relief. We delivered steady performance by deepening engagement with clients and increasing market share.

Investment Banking

Client activity was suppressed due to concerns of the spread of COVID-19 in the first quarter, but in the following quarters we were able to execute large domestic as well as cross-border business restructurings and industry-wide consolidations by carefully understanding our clients’ needs. In addition to M&A advisory and underwriting businesses for both equity and debt, the recovery of the acquisition finance market also led to robust growth for the fiscal year. The acquisition of Greentech and the Alliance with Wolfe Research also contributed positively to revenue growth.

Other

	Billions of yen		% Change
	For the year ended
	March 31, 2020 (A)	March 31, 2021 (B)	(B-A)/(A)
Net revenue	231.6	195.4	(15.6)
Non-interest expenses	132.4	207.1	56.4

Income (loss) before income taxes	99.2	(11.8)	—

Net revenue decreased by 15.6% from the previous fiscal year to 195.4 billion yen including income of 71.1 billion yen resulting from the rights conversion related to the Tokyo Nihonbashi district redevelopment project. Non-interest expenses increased by 56.4% to 207.1 billion yen, as a result of recognizing an impairment loss of 47.7 billion yen on Nomura’s investments in Nomura Real Estate Holdings, Inc. which is one of its affiliated companies. As a result, loss before income taxes was 11.8 billion yen.

3.	Financing Situation

(1)	Funding situation

In terms of funding, the Company, Nomura Securities Co., Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, Nomura International Funding Pte. Ltd., and Nomura Global Finance Co., Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

(2)	Capital Expenditures

Capital expenditures focus primarily on system investments to accelerate digitalization with the objective of encouraging business activities further in Japan and Overseas. In Retail Division, we have improved online-based services in order to provide more convenient services for our clients. In Wholesale Division, we have been continuously enhancing the trading systems as well as strengthening the infrastructure system in order to navigate through the global markets and achieve best execution more stably and efficiently.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
Item	Period	114th Fiscal Year (April 1, 2017 to March 31, 2018)	115th Fiscal Year (April 1, 2018 to March 31, 2019)	116th Fiscal Year (April 1, 2019 to March 31, 2020)	117th Fiscal Year (April 1, 2020 to March 31, 2021)
Total Revenue		1,972.2	1,835.1	1,952.5	1,617.2
Net revenue		1,497.0	1,116.8	1,287.8	1,401.9
Income (loss) before income taxes		328.2	(37.7)	248.3	230.7
Net income (loss) attributable to NHI shareholders		219.3	(100.4)	217.0	153.1
Basic-Net income (loss) attributable to NHI shareholders per share		63.13	(29.90)	67.76	50.11
Diluted-Net income (loss) attributable to NHI shareholders per share		61.88	(29.92)	66.20	48.63
Total assets		40,343.9	40,969.4	43,999.8	42,516.5
Total NHI shareholders’ equity		2,749.3	2,631.1	2,653.5	2,694.9

(Note)

Stated in accordance with accounting principles generally accepted in the U.S.

5.	Management Challenges and Strategies

The Nomura Group’s business environment is undergoing significant changes. We will continue to respond to it flexibly while maintaining an appropriate financial standing and effectively utilizing management resources through improved capital efficiency. In addition, we are never satisfied with ourselves and will constantly implement new initiatives with the aim of expanding existing businesses and providing value-added services to clients.

Issues associated with a significant financial loss event from transactions with a U.S. client

On March 26, 2021, an event occurred at U.S. subsidiaries including Nomura Global Financial Products Inc. whereby we were subject to a potential significant loss due to the prime brokerage transactions with a U.S. client. We have taken a number of steps to address this issue.

Firstly for fact-finding and quick remediation, related departments conducted wide-ranging investigation and already implemented a number of preventive measures. Audit Committee also hired an external law firm and conducted comprehensive and impartial review. To check and strengthen risk management framework, a full review has been done of existing positions in prime brokerage and in other financing-related businesses, we confirmed no other similar transactions to be concerned at this point of time. Risk management framework is also being reviewed centered on prime brokerage business.

As responses moving forward, we plan to conduct overall review by third-party experts on risk management framework for both Wholesale business and Risk Management, then to strengthen global risk controls.

Around the same timing of these efforts, we announced in April 2021 that our U.S. subsidiary had hired a new CEO with extensive experience in the U.S. financial industry from outside.

We will continue to develop our businesses by taking advantage of the Group’s strategy, particularly the global franchise of the Wholesale division, while enhancing risk management measures.

Urgent Priority Issues

The COVID-19 pandemic has continued to impact the global economy and the daily lives of individual clients since 2020. We believe that the improvement of Nomura’s enterprise value and the sustainable growth of entire society are linked, with the resolution of social issues as a point of connection. As a financial services group, Nomura’s mission and highest priority are to continue to address the following issues:

•	Continue to fulfill our responsibility as capital market intermediary and liquidity provider in order to maintain the financing required by companies and trading activities by market participants.

•	Support the recovery of the economy and corporate activities while ensuring the safety of our clients, communities and employees and their families.

•	Maintain a robust financial position and ensured sufficient liquidity in a highly volatile and stressful market environment.

Medium-to Long-term Priority Issues to respond to changed environment

Amid client behavior changes and new needs arising from the impact of the prolonged COVID-19 pandemic, we are taking into consideration changes in the business environment surrounding the Nomura Group and implementing the Group’s growth strategy for the sustainable improvement of our corporate value based on the following three pillars:

•	Growth strategy for sustainable improvement of corporate value

As part of our business strategy to improve corporate value, we are expanding and strengthening our scope of business from public markets to private markets in the areas of ‘Products and services’, ‘Clients’ and ‘Delivery’.

•	Digitalization to provide new value-added services and convenience to clients

Our digital transformation efforts are directly linked to the competitiveness of financial institutions in the future, and we will continue to promote a wide range of initiatives based on the Group’s strategy in order to provide highly convenient services to clients and respond to diversifying needs. We also believe that our people are the source of added value created by the Nomura Group even in a world where digitization and digitalization are advanced. We will continue to strengthen the development of our human resources with the qualities required for the upcoming era, such as consulting capabilities that make full use of both face-to-face and virtual communications.

•	Initiatives for Sustainability

The Nomura Group supports the Task Force on Climate-related Financial Disclosures (“TCFD”) and is working to expand information disclosure based on it. In addition, we have established an organizational structure to promote ESG risk management and business opportunities, including climate change, from various perspectives while globally sharing knowledge. In particular, in the field of sustainable finance, where there is a great demand for financial funds as a result of the transition to a decarbonized society, we will implement advantage of our strengths as a global financial services group.

The challenges and strategies in each division are as follows:

[Retail Division]

Based on the basic concept of “Enriching clients by responding to their concerns about assets”, the Retail Division aims to become a financial institution fulfilling the needs of many people. We will continue working on improving the skills of our Partners, and enhance our wide range of products and services in order to accurately respond to diversifying clients’ asset issues such as inheritance or anxiety about lack of funds after retirement. In addition, we will strengthen our operating model to provide solutions and services that enable us further flexible approaches to the entire balance sheet of our clients.

[Investment Management Division]

We established a new Investment Management Division (“IMD”) by replacing the Asset Management Division and the Merchant Banking Division, effective April 1, 2021.

IMD, which is responsible for the asset management business in a broad sense, aims to increase added value by combining various types of expertise that have been accumulated within the group, from traditional assets such as stocks and bonds, to alternative assets such as non-listed equities. Recognizing the diversifying investment needs of clients and the downward pressure on management fees as challenges, we aim to expand our business through providing a wide range of investment opportunities and providing performances and solutions that exceed expectations. In addition, we will advance the sophistication of the asset management business and governance while ensuring the independence, diversity and mobility of the investment and management companies in IMD.

[Wholesale Division]

The Wholesale Division faces challenges presented by increasingly sophisticated client needs and technological advancement, coupled with uncertainty in the market environment and the potential for an economic downturn. To ensure continuity of service as well as added value to clients, we will continue to enhance collaboration across regions and divisions while ensuring tight risk control. We will continue efforts to diversify our business portfolio and deploy financial resources to selective, high growth opportunities.

Global Markets aims to provide uninterrupted liquidity to our clients while positioning our portfolio to weather a possible economic downturn, while reinforcing risk control and governance. Additionally, we aim to further diversify our business portfolio, reinforce global connectivity and cross-sell to leverage our global platform and client franchise, opportunistically pursue growth opportunities and continue to build on the strength of our Flow trading businesses.

Investment banking aims to provide advisory services and financing to domestic as well as cross-border restructurings and industry-wide consolidations, as well as interest rate and FX solutions related to these transactions as volatile business environments impact our clients’ businesses. While we expand our global advisory business, we will focus on broadening ESG related businesses with initiatives such as further utilization of Nomura Greentech’s expertise and enhancement of our sustainable finance platform.

[Risk Management and Compliance, etc.]

At the Nomura Group, the types and levels of risks for the purpose of achieving strategic objectives and business plans based on management philosophy is set forth as the Risk Appetite. We will continue to develop a risk management framework which ensures financial soundness, enhances corporate value, and is strategically aligned to the business plan and incorporated in decision making by senior management.

With regard to compliance, we will continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executive management and employees can work autonomously with high ethical standards.

In order to ensure not only compliance with laws and regulations, but also that all directors, officers and employees are able to act in accordance with social norms, we have established the “Nomura Group Code of Conduct” as guidelines for actions to be taken, and through associated training and other measures, we are working to promote appropriate actions (“Conduct”) based on the Code of Conduct. At the ‘Nomura Founding Principles and Corporate Ethics Day’ held in every August, all directors, officers and employees reaffirm the lessons learned from past incidents and renew our determination to prevent similar incidents then to maintain and gain the trust society places in us; discussions are held regarding the proper way to conduct after looking back on past incidents, and a pledge is made to comply with the Code of Conduct.

In September 2020, however, an incident occurred in Nomura Securities Co., Ltd. (“Nomura Securities”) in which a portion of corporate client information was leaked to outside due to fraudulent third-party approaches. Nomura Group companies including Nomura Securities are working to further strengthen our information management systems and to further promote the Code of Conduct.

By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of the Nomura Group.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other securities and financial business. We divide our business segments into four divisions* consisting of Retail, Asset Management, Wholesale and Merchant Banking.

In order to respond to our clients’ increasingly diversified needs, we will further increase our lineup of services available to clients by focusing efforts on private side products and services such as non-listed equities and privately placed bonds, in addition to products in public markets such as listed stocks and corporate bonds that we have been providing so far.

*On April 1, 2021, the Asset Management Division and Merchant Banking Division were abolished and the Investment Management Division was newly established.

7.	Organizational Structure

(1)	Principal place of business in Japan

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd. (Head office and local branches — 123 locations in total): Tokyo (Head office and local branches — 22 locations in total), Kanto area excluding Tokyo (28 branches), Hokkaido area (5 branches), Tohoku area (9 branches), Hokuriku area (4 branches), Chubu area (15 branches), Kinki area (18 branches), Chugoku area (7 branches), Shikoku area (4 branches) and Kyushu and Okinawa area (11 branches)

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, Fukuoka)

The Nomura Trust & Banking Co., Ltd. (Tokyo)

Nomura Facilities, Inc. (Tokyo)*

Nomura Financial Products & Services, Inc. (Tokyo)

*Please refer to Note 2 of (4) Status of Significant Subsidiaries.

(2)	Principal place of business overseas

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3)	Status of Employees

	Employees	Increase / Decrease
Total	26,403	226 Decrease

(Notes)

1.	Number of employees consists of the total number of employees of the Company and its consolidated subsidiaries (excluding temporary employees).

2.	Number of employees excludes employees seconded outside the Company and its consolidated subsidiaries.

(4)	Status of Significant Subsidiaries

Name	Location	Capital (in millions)		Percentage of Voting Rights	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥	10,000	100%	Securities
Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥	17,180	100%	Investment Trust Management / Investment Advisory
The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan	¥	50,000	100%	Banking / Trust
Nomura Facilities, Inc.	Tokyo, Japan	¥	480	100%	Business Space / Facility Management
Nomura Financial Products & Services, Inc.	Tokyo, Japan	¥	176,775	100%	Financial
Nomura Asia Pacific Holdings Co., Ltd.	Tokyo, Japan	¥	10	100%	Holding Company
Nomura Holding America Inc.	New York, U.S.	US$	6,757.25	100%	Holding Company
Nomura Securities International, Inc.	New York, U.S.	US$	3,829.77	100%*	Securities
Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,803.49	100%*	Holding Company
Instinet Incorporated	New York, U.S.	US$	1,339.49	100%*	Holding Company
Nomura Europe Holdings plc	London, U.K.	US$	11,391.32	100%	Holding Company
Nomura International plc	London, U.K.	US$	11,241.23	100%*	Securities
Nomura International (Hong Kong) Limited	Hong Kong	¥	187,811	100%*	Securities
Nomura Singapore Limited	Singapore, Singapore	S$	239.00	100%*	Securities / Financial

(Notes)

1.

“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” of a subsidiary, whose paid-in capital is zero or is in nominal amount (primarily subsidiaries located in the U.S.), is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Rights” column include voting rights from indirect ownership of shares.

2.

Wholly owned subsidiaries, Nomura Facilities, Inc. (“NFI”) and Nomura Land and Building Co., Ltd. (“NLB”), merged effective on April 1, 2021. NFI is a surviving entity and NLB is an absorbed entity. The company name has been changed to Nomura Properties Inc.

3.

The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2021 was 1,264. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Real Estate Holdings, Inc. was 15 as of March 31, 2021.

8.	Major Lenders

Lender	Type of Loan	Loan Amount (in millions of yen)
Mizuho Bank, Ltd.	Long-term borrowing	372,350
MUFG Bank, Ltd	Long-term borrowing	371,069
Sumitomo Mitsui Banking Corporation	Long-term borrowing	364,773
Resona Bank, Ltd.	Long-term borrowing	49,953
Sumitomo Mitsui Trust Bank, Limited.	Long-term borrowing	181,897
The Chiba Bank, Ltd.	Long-term borrowing	45,040
The Shizuoka Bank, Ltd.	Long-term borrowing	35,326
The Hachijuni Bank, Ltd.	Long-term borrowing	30,395
The Norinchukin Bank	Long-term borrowing	49,883
Meiji Yasuda Life Insurance Company	Long-term borrowing	32,170

9.	Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of 30 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Additionally we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of 20 yen per share to shareholders of record as of September 30, 2020 and have decided to pay a dividend of 15 yen per share to shareholders of record as of March 31, 2021. As a result, the total annual dividend will be 35 yen per share.

The following table sets forth the details of dividends paid for the fiscal year ended March 31, 2021:

Resolution of Board of Directors	Record Date	Total Amount of Dividends (in millions of yen)	Dividend Per Share (yen)
October 28, 2020	September 30, 2020	61,163	20.00
April 27, 2021	March 31, 2021	45,953	15.00

10.	Other Important Matters Related to the Current Situation of the Corporate Group

Relocation of Head Office

Head office was relocated to 1-13-1 Nihonbashi, Chuo-ku, Tokyo effective on October 1, 2020.

II. Stocks

1.	Total Number of Authorized Shares:	6,000,000,000	shares

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2.	Total Number of Issued Shares: Common Stock	3,233,562,601	shares

(Note)

Due to the cancellation of treasury stock on December 1, 2020, total number of issued shares decreased by 260,000,000 shares from March 31, 2020.

3.	Number of Shareholders:	342,956

4.	Major Shareholders (Top 10):

	Number of Shares Owned and Percentage of Shares Owned
Names of Shareholders	(in thousand shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	253,651	8.27
Custody Bank of Japan, Ltd. (Trust Account)	134,376	4.38
SMBC Nikko Securities Inc.	72,001	2.35
State Street Bank West Client-Treaty 505234	48,291	1.57
Custody Bank of Japan, Ltd. (Trust Account 5)	46,166	1.50
Northern Trust Co. (AVFC) Re Silchester International Investors International Value Equity Trust	45,178	1.47
JP Morgan Securities Japan Co., Ltd.	43,108	1.40
Custody Bank of Japan, Ltd. (Trust Account 6)	40,929	1.33
Northern Trust Co. (AVFC) Re U.S. Tax Exempted Pension Funds	40,182	1.31
Custody Bank of Japan, Ltd. (Trust Account 7)	40,103	1.30

(Notes)

1.	The Company has 170,057 thousand shares of treasury stock as of March 31, 2021 which is not included in the major shareholders list above.

2.	Figures for Number of Shares Owned are rounded down to the nearest thousand and figures for Percentage of Shares Owned are calculated excluding treasury stock.

5.	Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:

(1)	Repurchased shares

Common Stock	20,129	shares
Total Repurchase Amount (in thousands of yen)	10,776

(2)	Shares Disposed

Common Stock	24,588,070	shares
Aggregate Amount of Disposition (in thousands of yen)	13,164,505

(3)	Shares Cancelled

Common Stock	260,000,000	shares
Aggregate Amount of Cancellation (in thousands of yen)	139,204,338

(4)	Number of Shares Held in Treasury as of the end of fiscal year

Common Stock	170,057,167	shares

6.	Status of Stock delivered to the Directors and Executive Officers of the Company as consideration of Execution of Duties during the fiscal year:

Position	Type and Number of Stock		Number of People
Directors and Executive Officers (excluding Outside Directors)	Common stock	135,202	10

III.	Stocks Acquisition Rights

1.	Stock Acquisition Rights as of the end of the fiscal year

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.47	June 5, 2012	292	29,200	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.48	June 5, 2012	4,119	411,900	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.49	June 5, 2012	365	36,500	From October 20, 2015 to April 19, 2021	1
Stock Acquisition Rights No.50	June 5, 2012	397	39,700	From October 20, 2016 to April 19, 2022	1
Stock Acquisition Rights No.54	June 5, 2013	791	79,100	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.57	June 5, 2014	872	87,200	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.58	June 5, 2014	7,209	720,900	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.61	June 5, 2014	8,406	840,600	From March 31, 2017 to March 30, 2022	1
Stock Acquisition Rights No.62	November 18, 2014	26,707	2,670,700	From November 18, 2016 to November 17, 2021	738
Stock Acquisition Rights No.63	June 5, 2015	805	80,500	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.64	June 5, 2015	6,595	659,500	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.65	June 5, 2015	10,292	1,029,200	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No.68	November 18, 2015	25,658	2,565,800	From November 18, 2017 to November 17, 2022	802
Stock Acquisition Rights No.69	June 7, 2016	6,866	686,600	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.70	June 7, 2016	11,004	1,100,400	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No.71	June 7, 2016	13,300	1,330,000	From April 20, 2019 to April 19, 2024	1
Stock Acquisition Rights No.72	June 7, 2016	2,032	203,200	From October 30, 2016 to October 29, 2021	1
Stock Acquisition Rights No.74	November 11, 2016	23,704	2,370,400	From November 11, 2018 to November 10, 2023	593
Stock Acquisition Rights No.75	June 9, 2017	8,526	852,600	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No.76	June 9, 2017	10,039	1,003,900	From April 20, 2019 to April 19, 2024	1
Stock Acquisition Rights No.77	June 9, 2017	15,414	1,541,400	From April 20, 2020 to April 19, 2025	1
Stock Acquisition Rights No.78	June 9, 2017	8,118	811,800	From April 20, 2021 to April 19, 2026	1
Stock Acquisition Rights No.79	June 9, 2017	8,099	809,900	From April 20, 2022 to April 19, 2027	1
Stock Acquisition Rights No.80	June 9, 2017	1,362	136,200	From April 20, 2023 to April 19, 2028	1
Stock Acquisition Rights No.81	June 9, 2017	1,362	136,200	From April 20, 2024 to April 19, 2029	1
Stock Acquisition Rights No.82	June 9, 2017	2,767	276,700	From October 30, 2017 to October 29, 2022	1

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.83	June 9, 2017	639	63,900	From April 30, 2018 to April 29, 2023	1
Stock Acquisition Rights No.84	November 17, 2017	24,753	2,475,300	From November 17, 2019 to November 16, 2024	684
Stock Acquisition Rights No.85	November 20, 2018	23,163	2,316,300	From November 20, 2020 to November 19, 2025	573

(Notes)

1.	Stock acquisition rights are issued in conjunction with the Company’s equity-based compensation plan and no payment is required in exchange for stock acquisition rights.

2.	Any transfer of stock acquisition rights is subject to approval by the Board of Directors of the Company.

3.

No stock acquisition rights shall be exercised partially. Grantees who lose their positions as executives or employees due to resignation or other similar reasons before the commencement of the exercise period will, in principle, forfeit their stock acquisition rights.

4.	Number of stock acquisition rights and number of shares under stock acquisition rights are as of the end of the fiscal year.

5.	Stock Acquisition Rights No.1 to No.46, No.51 to No.53, No.55, No.56, No.59, No.60, No.66, No.67 and No.73 were all extinguished by exercise, forfeiture, or expiration of exercise period.

2.	Stock Acquisition Rights Held by the Directors and Executive Officers of the Company as of the end of the fiscal year

Name of Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)
	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.58	91	1
Stock Acquisition Rights No.61	126	1
Stock Acquisition Rights No.64	69	1
Stock Acquisition Rights No.65	438	2
Stock Acquisition Rights No.69	145	1
Stock Acquisition Rights No.70	635	3
Stock Acquisition Rights No.71	634	3
Stock Acquisition Rights No.75	687	3
Stock Acquisition Rights No.76	687	3
Stock Acquisition Rights No.77	860	4

(Notes)

1.	Number of stock acquisition rights is as of the end of the fiscal year.

2.	No stock acquisition rights have been issued to Outside Directors.

3.	Other Significant Matters

On May 17, 2021, the Company passed a resolution to grant Restricted Stock Units (“RSUs”) to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc.

Number of Granted RSUs	Number of Shares of Common Stock under the RSUs
64,439,400	64,439,400

IV.	Matters Relating to the Company’s Directors and Executive Officers

1.	Status of the Directors (as of March 31, 2021)

Name	Positions and Responsibilities	Significant Concurrent Positions
Koji Nagai	Chairman of the Board of Directors Member of the Nomination Committee Member of the Compensation Committee	Director and Chairman of the Board of Directors of Nomura Securities Co., Ltd. (*1)

Kentaro Okuda	Director Representative Executive Officer and President Group CEO	Representative Director of Nomura Securities Co., Ltd. (*1)

Toshio Morita	Director Representative Executive Officer	Representative Director and President of Nomura Securities Co., Ltd. (*1) (*2)

Hiroshi Kimura	Outside Director Chairman of the Nomination Committee Chairman of the Compensation Committee	Honorary Company Fellow of Japan Tobacco Inc.

Kazuhiko Ishimura	Outside Director Member of the Nomination Committee Member of the Compensation Committee	President of the National Institute of Advanced Industrial Science and Technology Outside Director of TDK Corporation Outside Director of IHI Corporation

Noriaki Shimazaki	Outside Director Chairman of the Audit Committee	Outside Director of Loginet Japan Co., Ltd. Director of Nomura Securities Co., Ltd. (*1)

Mari Sono	Outside Director Member of the Audit Committee	Auditor of WASEDA University

Hisato Miyashita	Director Member of the Audit Committee (full time)	Statutory Auditor of Nomura Financial Products & Services, Inc. (*1) (*2)

Michael Lim Choo San	Outside Director	Non-Executive Chairman of Fullerton Healthcare Corporation Limited Non-Executive Chairman of Nomura Singapore Ltd. (*1)

Laura Simone Unger	Outside Director

Independent Director of CIT Group Inc.

Independent Director of Navient Corporation

Independent Director of Nomura Securities International, Inc. (*1)

Independent Director of Nomura Global Financial Products Inc. (*1)

(Notes)

1.

Directors Hiroshi Kimura, Kazuhiko Ishimura, Noriaki Shimazaki, Mari Sono, Michael Lim Choo San, and Laura Simone Unger are Outside Directors, as provided for in Article 2, Item 15 of the Companies Act, and are also Independent Directors, as provided for in Article 436-2 of the Tokyo Stock Exchange, Inc.’s Securities Listing Regulations.

2.

Director Noriaki Shimazaki, Chairman of the Audit Committee, is a financial expert under the Sarbanes-Oxley Act of 2002 and Director Mari Sono, a member of the Audit Committee, is a certified public accountant. Each of them has considerable finance and accounting knowledge.

3.

The Company has selected director Hisato Miyashita, who is well-versed in the business of the Nomura Group, as a full-time member of the Audit Committee, with the expectation that audits by the Audit Committee will be performed more effectively.

4.	Companies marked with “*1” are wholly-owned subsidiaries (including indirect ownership) of the Company.

5.

Concurrent positions marked with “*2” are positions from which a director has resigned during the period from the fiscal year-end to the date of this Business Report, or positions from which a director is scheduled to resign as of the date of this Business Report.

6.	There are no special relationships between the Company and companies in which Outside Directors concurrently serve (except for those companies marked with “*1”).

7.

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages with directors Hiroshi Kimura, Kazuhiko Ishimura, Noriaki Shimazaki, Mari Sono, Hisato Miyashita, Michael Lim Choo San, and Laura Simone Unger. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater.

2.	Matters Relating to the Outside Directors

Status of the Activities of the Outside Directors

Name	Status of Main Activities

Hiroshi Kimura

Attended all 11 meetings of the Board of Directors, all 8 meetings of the Nomination Committee, and all 7 meetings of the Compensation Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience gained from being a corporate manager for many years, at meetings such as meetings of the Board of Directors, mainly from the perspective of management, activities such as the determination of important matters and supervision of business execution have been carried out.

Kazuhiko Ishimura

Attended 10 out of 11 meetings of the Board of Directors, all 8 meetings of the Nomination Committee, and all 7 meetings of the Compensation Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience gained from being a corporate manager for many years, at meetings such as meetings of the Board of Directors, mainly from the perspective of management, activities such as the determination of important matters and supervision of business execution have been carried out.

Noriaki Shimazaki

Attended all 11 meetings of the Board of Directors and all 15 meetings of the Audit Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience gained from being a corporate manager for many years and an expert well-versed in international accounting systems, at meetings such as meetings of the Board of Directors, mainly from the perspective of accounting/finance and internal control, activities such as the determination of important matters and supervision of business execution have been carried out.

Mari Sono

Attended all 11 meetings of the Board of Directors and all 15 meetings of the Audit Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence and extensive experience gained from being an expert well-versed in corporate accounting, at meetings such as meetings of the Board of Directors, mainly from the perspective of accounting/finance and internal control, activities such as the determination of important matters and supervision of business execution have been carried out.

Michael Lim Choo San

Attended all 11 meetings of the Board of Directors held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience gained from being an expert well-versed in international accounting systems, at meetings such as meetings of the Board of Directors, mainly from the perspective of international business and accounting/finance, activities such as the determination of important matters and supervision of business execution have been carried out.

Laura Simone Unger

Attended all 11 meetings of the Board of Directors held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence and extensive experience and comprehensive knowledge gained from being an expert well-versed in finance-related legal systems/regulations, at meetings such as meetings of the Board of Directors, mainly from the perspective of international business and legal systems/regulations, activities such as the determination of important matters and supervision of business execution have been carried out.

(Note)

Other than the above, Outside Directors Meetings, consisting solely of members who are Outside Directors, have been held, and utilizing things such as each person’s experience and knowledge, there have been discussions concerning matters such as the Company’s business and corporate governance.

3.	Status of the Executive Officers (as of March 31, 2021)

Name	Positions and Responsibilities	Significant Concurrent Positions

Kentaro Okuda	Director Representative Executive Officer and President Group CEO	See “1. Status of the Directors”

Toshio Morita	Director Representative Executive Officer	See “1. Status of the Directors”

Junko Nakagawa	Executive Managing Director Head of Asset Management	Representative Director, President and CEO of Nomura Asset Management Co., Ltd.

Tomoyuki Teraguchi	Executive Managing Director Chief of Staff and Chief Compliance Officer (CCO)	Representative Director and Deputy President of Nomura Securities Co., Ltd.

Takumi Kitamura	Executive Managing Director Chief Financial Officer (CFO)	Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Sotaro Kato	Executive Managing Director Chief Risk Officer (CRO)	Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.

(Notes)

1.	As of March 31, 2021, Junko Nakagawa resigned from the office of Executive Managing Director of the Company.

2.	As of April 1, 2021, Toshiyasu Iiyama and Toru Otuka assumed the office of Executive Managing Director of the Company.

(Reference) Executive Officers as of April 1, 2021 are as follows:

Kentaro Okuda	Representative Executive Officer and President, Group CEO

Toshio Morita	Representative Executive Officer

Tomoyuki Teraguchi	Representative Executive Officer and Deputy President, Chief of Staff and Chief Compliance Officer (CCO)

Toshiyasu Iiyama	Executive Managing Director, Public Policy and Regulatory Engagement, Head of China Committee and Chief Health Officer (CHO)

Takumi Kitamura	Executive Managing Director, Chief Financial Officer (CFO), Investor Relations

Sotaro Kato	Executive Managing Director, Chief Risk Officer (CRO) (based in New York)

Toru Otsuka	Executive Managing Director, Chief Strategy Officer (CSO)

4.	Compensation paid to Directors and Executive Officers

		Millions of yen
	Number of People (1)	Base Salary (2,3)	Performance-linked compensation (4)	Non-monetary compensation (Deferred Compensation) (5)	Total
Directors	10	290	66	226	582
(Outside Directors)	(6)	(130)	(—)	(—)	(130)
Executive Officers	6	420	240	364	1,024
Total	16	710	306	590	1,606

(Notes)

1.

The number of people includes 2 Directors who retired in June 2020. There were 8 Directors and 6 Executive Officers as of March 31, 2021. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.

2.	Base Salary of ¥710 million includes other compensation (commuter pass allowance) of ¥850 thousand.

3.	In addition to base salary of Executive Officers, ¥16 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.

4.	Out of the Yearly Bonus, amounts to be paid in cash after the Fiscal Year close are shown.

5.

Deferred compensation (such as RSU and stock options) granted during and prior to the fiscal year ended March 31, 2021 is recognized as expense in the financial statements for the fiscal year ended March 31, 2021.

6.	Subsidiaries of the Company paid ¥65 million to Outside Directors as compensation, etc. for their directorship at those subsidiaries for the fiscal year ended March 31, 2021.

7.	The Company abolished retirement bonuses to Directors in 2001.

5.	Matters relating to Performance-Linked Compensation

(1) Yearly Bonus as Performance-Linked Compensation

Among the compensations for the Directors and the Executive Officers which is composed of the Base Salary, the Yearly Bonus and the Long-term Incentive Plan, the Company sets the Yearly Bonus as the Performance-Linked Compensation. In relation to the Yearly Bonus, in principal, half of the amount of the Yearly Bonus of the Directors and Executive Officers is paid in cash and the remainder amount is paid by Nomura’s shares in multiple years - installments as Deferred Compensation the following year after the Fiscal Year onwards.

(2) Performance Indicator to be used for calculation of the Yearly Bonus

The Nomura Group elects the Return On Equity (hereafter “ROE”), which is set out as the most important performance indicator for the Nomura Group, as the performance indicator to be used for calculation and determination of the Yearly Bonuses for the Directors and Executive Officers. The reason of the election of ROE is to be in line with the management vision and the business strategy of the Nomura Group.

(3) Calculation method of the Yearly Bonus

<Outline of calculation method>

In calculating the Yearly Bonus for the Directors and the Executive Officers, a different calculation method is applied depending on the position.

<Specific calculation method by position>

•

With respect to the President and the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the Yearly Bonus is calculated based on the level of achievement in actual value against the target value regarding ROE. In addition, Total Compensation (hereafter “TC”), including the Base Salary and the Yearly Bonus, is determined by considering, as needed, qualitative evaluation etc. by the Compensation Committee.

•

With respect to the Executive Officers, same as the President and the Group CEO, given the responsibility of business execution for the Nomura Group, an individual ratio is applied to calculate their basic amounts of the Yearly Bonus. In addition, the Yearly Bonus and TC are determined by reflecting the qualitative evaluation etc. such as the performance and contribution for their responsible area.

•	With respect to the chairman of the Board of Directors, it is treated in the same matter as the Executive Officers.

<Actual value regarding the performance indicator used for the calculation of the Yearly Bonus >

Performance Indicator	Target value	Actual value for the Fiscal Year
ROE	8.0%	5.7%

(4) Yearly Bonus of Director of the audit committee member and Outside Directors

With respect to the Director of the audit committee member is paid in cash only, to exclude equity-linkage of its compensation, so as to keep its independency from business execution. Also, Outside Directors are out of the scope of the Yearly Bonus.

6.	Matters relating to Non-Monetary Compensation

(1) Deferred Compensation (equity-linked compensation)

The Company sets half of the amount of the Yearly Bonus of the Directors and Executive Officers. In principle, equity-linked compensation (Restricted Stock Unit (“RSU”), Notional Stock Unit (“NSU”) ) that falls under the Non-Monetary Compensation is used for payment of the amount.

(2) Outline of current Deferred Compensation Awards.

The outline of current Deferred Compensation Awards is as follows.

Type of award	Key features
RSU awards

•  Settled in Nomura’s common stock.

•  Graded vesting period is set as three years in principle.

•  It is introduced as the Deferred Compensation since the fiscal year ended March 31, 2018.

•  In principle, it has been granted in May every year.

NSU awards

•  Linked to the price of Nomura’s common stock and cash-settled.

•  Same as RSU awards, graded vesting period is set as three years in principle.

•  Following the introduction of RSU as a principle vehicle in 2,018 NSU awards are less commonly used in Nomura.

•  Same as RSU awards, in principle, it has been granted in May every year.

As stated above, RSU awards have been introduced as a principle vehicle from the fiscal year ended as of March 31, 2018 and replaced with stock acquisition rights and other awards.

(3) Effect of payment of deferred compensation as equity-related compensation

By providing deferred compensation as equity-linked compensation, the economic value of the compensation is linked to the stock price of Nomura, and a certain vesting period is set.

•	Alignment of interests with shareholders.

•

Medium-term incentives (*) and retention by providing an opportunity for the economic value of Deferred Compensation at the time of grant to be increased by a rise in shares during a period of time from grant to vesting.

* In line with the introduction of RSU, among the equity-linked compensation, as the principal vehicle for Deferred Compensation, in principle, Nomura’s common stock will be paid instead of cash over the three-year deferral period from the fiscal year following the fiscal year in which the deferred compensation was granted. Since the number of shares to be paid is determined based on the Nomura’s share price at the time of grant, the increase in Nomura’s share price will increase the economic value of Deferred Compensation at the time of vest. Since the increase in share prices reflects the increase in corporate value, alignment of interest with that of shareholders, in addition to medium-term incentive effects for the Directors and Executive Officers, will be achieved.

•	Promotion of cross-divisional collaboration and cooperation by providing a common goal of increasing corporate value over the medium to long term.

(4) Clawback prescribed in Deferred Compensation

Any voluntary resignation, material modification of the financial statements, material breach of Nomura’s internal policies and regulations etc.are subject to forfeiture, reduction or clawback (Conclusion of individual contracts including “clawback clause”).

Due to these benefits, the active use of Deferred Compensation is also recommended by regulators in the key jurisdictions in which we operate.

With respect to Deferred Compensation in Nomura, a deferral period is generally three or more years from the following fiscal year or later. This is in line with the “Principles for Sound Compensation Practices” issued by the Financial Stability Board which recommends, among other things, a deferral period of there or more years.

7.	Matters relating to Individual Directors and Executive Officers’ Compensation Determined by Compensation Committee

(1) Method of Determining Compensation Policies

As the Company is organized under the Committee System, the Compensation Committee has set the “Compensation Policy of Nomura Group” and “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.”

(2) Compensation Policy of Nomura Group

The “Compensation Policy of Nomura Group” is as follows:

Nomura Group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore developed our Compensation Policy for both executives and employees of Nomura Group to ensure we attract, retain, motivate and develop talent that enables us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation.

Our Compensation Policy is based around six key themes:

1)	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

2)	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•

We manage compensation on a firm-wide basis, taking into account the performance of the Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•	An individual’s compensation is determined by properly reflecting the Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

3)	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

4)	Align Employee and Shareholder Interests

•	Compensation of Group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•

For higher paid executives and employees, a part of their compensation is delivered in equity linked awards with appropriate vesting periods to ensure that their interests are closely aligned with those of shareholders.

5)	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•

The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity linked awards with appropriate vesting periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

6)	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•

Globally, we institute a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advise on appropriate compensation structures and levels as necessary.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.

”Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” is as follows:

Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

1)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•

A portion of base salary may be paid in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

2)	Yearly Bonus

•

Yearly bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•

Depending on the level of bonus payment, a portion of payment in cash may be deferred. In addition, a portion of deferred bonus may be paid in equity linked awards with appropriate vesting periods in lieu of cash to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

3)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

(4) The reasons why the Compensation Committee confirmed that the compensations in relation to the Fiscal Year, to be paid for the Directors and Executive Officers is in line with the compensation policies.

During the Fiscal Year, the Compensation Committee was held 7 times and has been discussing as follows.

Date	Summary of the discussion and the resolution	Attendance records of the member

April 24, 2020	Discussion: The yearly bonus of the previous fiscal year	perfect attendance

May 8, 2020	Resolution: The yearly bonus of the previous fiscal year	perfect attendance

June 24, 2020

Resolution: The appointment of the Director with the right to convoke the board of directors meetings and the Director who reports the executions of the committee’s duties to the board of the directors meetings.

Resolution: The compensation policies

Resolution: Individual base salary of the Directors and Executive Officers

Discussion: Transformation of the determination process of the Directors and Executive Officers compensation (bonus).

perfect attendance

August 25, 2020	Discussion: Transformation of the determination process of the Directors and Executive Officers compensation (bonus).	perfect attendance

October 28, 2020	Discussion: Transformation of the determination process of the Directors and Executive Officers compensation (bonus).	perfect attendance

December 3, 2020	Resolution: Transformation of the determination process of the Directors and Executive Officers compensation (bonus).	perfect attendance

March 26, 2021

Resolution: Individual base salary of the Directors and Executive Officers.

Discussion: The yearly bonuses of the Fiscal Year.

Discussion: The determination process of the Directors and Executive Officers compensation (bonus).

perfect attendance

Through the discussions and the resolutions above, the Compensation Committee confirmed that the compensations for the Directors and the Executive Officers regarding the Fiscal Year are in line with relevant compensation policies and appropriate. Also, the outlines of the discussions have been reported to the Board of Directors meeting.

V.	Matters Relating to Accounting Auditor

1.	Name: Ernst & Young ShinNihon LLC

2.	Audit Fees, etc.

Item	Amount
(1) Audit fees, etc.	963 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,457 million yen

(Notes)

1.

The audit contract between the Company and the Accounting Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2.

In addition to the attestation services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Accounting Auditor with respect to verification services on compliance with the segregation of customers’ assets requirements, etc.

3.

Significant overseas subsidiaries of the Company are subject to audit (limited to audit pursuant to the Companies Act or the Financial Instruments and Exchange Act and other equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company’s Accounting Auditor.

4.

The Audit Committee has received necessary documents and reports from the Chief Financial Officer (“CFO”), relevant internal divisions, and the Accounting Auditor, and has confirmed the structure of the Accounting Auditor’s audit team, audit plan, audit status, the status of the maintenance of the structure for controlling quality of the audit firm, and the basis for the calculation of estimated remuneration, etc. Additionally, the Audit Committee conducts pre-approval procedures in accordance with Article 202 of the Sarbanes-Oxley Act of 2002, etc. Based on the result of such confirmations and procedures, the Audit Committee has verified the compensation, etc. of the Accounting Auditor and determined that it is at a reasonable level to maintain and improve audit quality, and has given the Companies Act Article 399 Paragraph 1 consent.

3.	Dismissal or Non-Reappointment Policy

(1)

If the Accounting Auditor corresponds to any of the items stipulated under Article 340, Paragraph 1 of the Companies Act, the Audit Committee shall consider dismissal of the Accounting Auditor, and if dismissal is determined to be reasonable, the Audit Committee will dismiss the Accounting Auditor by a unanimous consent of all members of the Audit Committee. In such event, an Audit Committee Member appointed by the Audit Committee shall report the dismissal of the Accounting Auditor and reasons for dismissal at the general meeting of shareholders to be convened immediately after the dismissal.

(2)

In cases where the Audit Committee determines that the Accounting Auditor has issues in terms of the fairness, or that maintenance of more appropriate audit structure is needed, a proposal on dismissal or non-reappointment of the Accounting Auditor will be submitted to the annual general meeting of shareholders.

Consolidated Balance Sheet (As of March 31, 2021)

		(Millions of yen)
ASSETS
Cash and cash deposits:		4,164,735
Cash and cash equivalents		3,509,754
Time deposits		281,422
Deposits with stock exchanges and other segregated cash		373,559
Loans and receivables:		4,142,447
Loans receivable		2,943,472
Receivables from customers		459,090
Receivables from other than customers		793,669
Allowance for doubtful accounts		(53,784)
Collateralized agreements:		16,039,438
Securities purchased under agreements to resell		10,775,078
Securities borrowed		5,264,360
Trading assets and private equity and debt investments:		15,738,179
Trading assets		15,674,354
Private equity and debt investments		63,825
Other assets:		2,431,681
Office buildings, land, equipment and facilities		464,449
(net of accumulated depreciation and amortization of 395,429 million yen)
Non-trading debt securities		426,758
Investments in equity securities		126,649
Investments in and advances to affiliated companies		364,393
Other		1,049,432

Total assets		42,516,480

LIABILITIES
Short-term borrowings		1,368,098
Payables and deposits:		4,570,918
Payables to customers		1,454,755
Payables to other than customers		1,773,699
Deposits received at banks		1,342,464
Collateralized financing:		15,133,573
Securities sold under agreements to repurchase		13,360,429
Securities loaned		1,380,629
Other secured borrowings		392,515
Trading liabilities		9,473,261
Other liabilities		1,239,167
Long-term borrowings		7,975,012

Total liabilities		39,760,029

Commitments and contingencies
EQUITY
Common stock		594,493
Authorized	– 6,000,000,000 shares
Issued	– 3,233,562,601 shares
Outstanding	– 3,063,155,434 shares
Additional paid-in capital		696,122
Retained earnings		1,533,713
Accumulated other comprehensive income		(38,144)
Common stock held in treasury, at cost – 170,407,167 shares		(91,246)
Total Nomura Holdings, Inc. shareholders’ equity		2,694,938
Noncontrolling interests		61,513

Total equity		2,756,451

Total liabilities and equity		42,516,480

Consolidated Statement of Income (April 1, 2020 – March 31, 2021)

(Millions of yen)
Commissions	376,897
Fees from investment banking	108,681
Asset management and portfolio service fees	230,047
Net gain on trading	310,040
Gain on private equity and debt investments	12,734
Interest and dividends	356,466
Gain on investments in equity securities	14,053
Other	208,317

Total revenue	1,617,235

Interest expense	215,363

Net revenue	1,401,872

Compensation and benefits	507,906
Commissions and floor brokerage	111,550
Information processing and communications	178,835
Occupancy and related depreciation	72,367
Business development expenses	13,520
Other	287,023

Non-interest expenses	1,171,201

Income before income taxes	230,671
Income tax expense	70,274

Net income	160,397
Less: Net income attributable to noncontrolling interests	7,281

Net income attributable to Nomura Holdings, Inc. shareholders	153,116

Consolidated Statement of Changes in Equity (April 1, 2020 – March 31, 2021)

(Millions of yen)
Common Stock
Balance at beginning of year	594,493

Balance at end of year	594,493

Additional paid-in capital
Balance at beginning of year	683,232
Stock-based compensation awards	11,775
Changes in an affiliated company’s interests in its subsidiary	1,115

Balance at end of year	696,122

Retained earnings
Balance at beginning of year	1,645,451
Cumulative effect of change in accounting principle(1)	(18,200)
Net income attributable to Nomura Holdings, Inc.’s shareholders	153,116
Cash dividends	(107,104)
Loss on sales of treasury stock	(346)
Cancellation of treasury stock	(139,204)

Balance at end of year	1,533,713

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(26,274)
Net change during the year	44,590

Balance at end of year	18,316
Defined benefit pension plans
Balance at beginning of year	(62,571)
Pension liability adjustments	19,094

Balance at end of year	(43,477)
Own credit adjustments
Balance at beginning of year	62,740
Own credit adjustments	(75,723)

Balance at end of year	(12,983)

Balance at end of year	(38,144)

Common stock held in treasury
Balance at beginning of year	(243,604)
Repurchases of common stock	(11)
Sale of common stock	0
Common stock issued to employees	13,165
Cancellation of common stock	139,204

Balance at end of year	(91,246)

Total NHI shareholders’ equity
Balance at end of year	2,694,938

Noncontrolling Interests
Balance at beginning of year	77,797
Cash dividends	(1,416)
Net income attributable to noncontrolling interests	7,281
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	944
Purchase/sale (disposition) of subsidiary shares, etc., net	673
Other net change in noncontrolling interests	(23,766)

Balance at end of year	61,513

Total equity balance at end of year	2,756,451

(1)	Represents the adjustment to initially apply Accounting Standards Update 2016-13, “Measurement of Credit Losses on Financial Instruments.”

[Translation]

Independent Auditor’s Report

May 17, 2021

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC Tokyo, Japan

Hiroki Matsumura Designated Engagement Partner Certified Public Accountant

Hisashi Yuhara Designated Engagement Partner Certified Public Accountant

Kenjiro Tsumura Designated Engagement Partner Certified Public Accountant

Toshiro Kuwata Designated Engagement Partner Certified Public Accountant

Opinion

Pursuant to Article 444, paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity, and notes to the consolidated financial statements of Nomura Holdings, Inc. and its consolidated subsidiaries (the Group) applicable to the fiscal year from April 1, 2020 to March 31, 2021.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position and results of operations of the Group applicable to the fiscal year ended March 31, 2021, in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter

As disclosed in “Loss Arising from Transactions with a U.S. client” in Note 21 “Other additional information”, the Group recorded a loss arising from transactions with a U.S. client in its consolidated statements of income for the year ended March 31, 2021. In addition, as disclosed in “Loss Arising from Transactions with a U.S. client” in Note 20 “Significant Subsequent Events”, the Group disclosed an additional loss from the transactions for the period on and after April 1, 2021.

Our opinion is not modified with respect to this matter.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, matters related to going concern.

The Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

(Note)

This is an English translation of the Japanese language Independent Auditor’s Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of the Group, prepared in Japanese, for the year ended March 31, 2021. Ernst & Young ShinNihon LLC has not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements) applicable to the 117th fiscal year (from April 1, 2020 to March 31, 2021). We hereby report the method, content and results of the audit as follows:

1.	METHOD AND DETAILS OF THE AUDIT

While the audit this fiscal year was affected by the spread of coronavirus disease (COVID-19), we liaised with the Accounting Auditor and received reports from Executive Officers, etc. via telephone, the internet, and other means.

Based on the auditing principles and assignment of duties, etc. determined by the Audit Committee, the Audit Committee received reports from the Executive Officers, etc. of the Company regarding the consolidated financial statements, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audits, received reports from Accounting Auditor regarding the status of the performance of its duties, and, whenever necessary, asked for explanations. Furthermore, we have received confirmation from the Accounting Auditor that the “Structure for Ensuring Appropriate Operation” (matters set forth in the items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc., and when necessary, asked for explanations. Regarding key audit matters, we have consulted with Ernst & Young ShinNihon LLC, received reports on the status of the audit implementation, and, when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements for this fiscal year.

2.	RESULT OF THE AUDIT

We have found that both the method and results of the audit by Ernst & Young ShinNihon LLC, the Company’s Accounting Auditor, are appropriate.

May 17, 2021	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Noriaki Shimazaki, Chairman of the Audit Committee

Mari Sono, Member of the Audit Committee

Hisato Miyashita, Member of the Audit Committee

Note:	Mr.Noriaki Shimazaki and Ms. Mari Sono are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2021)

(Millions of yen)
ASSETS
Current Assets:	4,210,514
Cash and time deposits	166,525
Money held in trust	39
Short-term loans receivable	3,913,319
Accounts receivable	67,339
Others	63,293
Fixed Assets:	3,680,832
Tangible fixed assets:	21,015
Buildings	9,165
Furniture & fixtures	11,577
Land	210
Construction in progress	64
Intangible assets:	71,067
Software	71,066
Others	0
Investments and others:	3,588,750
Investment securities	120,054
Investments in subsidiaries and affiliates (at cost)	2,446,405
Other securities of subsidiaries and affiliates	38,233
Long-term loans receivable from subsidiaries and affiliates	904,355
Long-term guarantee deposits	23,610
Deferred tax assets	35,053
Others	21,063
Allowance for doubtful accounts	(23)

Total assets	7,891,346

LIABILITIES
Current Liabilities:	2,366,695
Short-term borrowings	2,109,493
Bond due within one year	6,700
Collaterals received	91,057
Accrued income taxes	26,696
Accrued bonuses	45,418
Others	87,331
Long-term Liabilities:	3,013,942
Bonds payable	1,200,148
Long-term borrowings	1,793,245
Others	20,549

Total liabilities	5,380,637

NET ASSETS
Shareholders’ equity:	2,468,780
Common stock	594,493
Additional paid-in capital:	559,676
Capital reserves	559,676
Retained earnings:	1,405,660
Retained earnings reserve	81,858
Other retained earnings	1,323,802
Retained earnings carried forward	1,323,802
Treasury stock	(91,049)
Valuation and translation adjustments:	33,096
Net unrealized gain on investments	42,098
Deferred gains or loss on hedges	(9,002)
Stock acquisition rights	8,834

Total net assets	2,510,710

Total liabilities and net assets	7,891,346

Statement of Income (April 1, 2020 – March 31, 2021)

(Millions of yen)
Operating revenue	328,625
Property and equipment fee revenue	99,915
Rent revenue	30,805
Royalty on trademark	40,303
Dividend from subsidiaries and affiliates	102,999
Interest income from loans to subsidiaries and affiliates	49,499
Others	5,104

Operating expenses	238,052
Compensation and benefits	41,596
Occupancy and equipment costs	42,912
Data processing and office supplies	61,572
Depreciation and amortization	31,743
Taxes	2,522
Others	4,637
Interest expenses	53,070

Operating income	90,572

Non-operating income	5,462
Non-operating expenses	7,043

Ordinary income	88,992

Extraordinary income	11,343
Gain on sales of investment securities	4,563
Compensation income	5,863
Gain on reversal of subscription rights to shares	918
Extraordinary losses	114,170
Loss on sales of investment securities	26
Loss on devaluation of investment securities	196
Loss on sales of stocks of subsidiaries and affiliates	119
Loss on devaluation of stocks of subsidiaries and affiliates	113,261
Loss on sales and retirement of fixed assets	568

Income (loss) before income taxes	(13,835)

Income taxes - current	6,960

Income taxes - deferred	(19,286)

Net income (loss)	(1,508)

Statement of Changes in Net Assets (April 1, 2020 – March 31, 2021)

(Millions of yen)
Shareholders’ Equity
Common stock
Balance at beginning of the year	594,493

Balance at end of the year	594,493

Additional paid-in capital
Capital reserve
Balance at beginning of the year	559,676
Balance at end of the year	559,676
Total capital reserve
Balance at beginning of the year	559,676

Balance at end of the year	559,676

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858
Balance at end of the year	81,858
Other retained earnings
Retained earnings carried forward
Balance at beginning of the year	1,540,967
Change in the year
Cash dividends	(76,358)
Net Income (loss)	(1,508)
Disposal of treasury stock	(95)
Cancellation of treasury stock	(139,204)
Total change in the year	(217,165)
Balance at end of the year	1,323,802
Total retained earnings
Balance at beginning of the year	1,622,825
Change in the year
Cash dividends	(76,358)
Net Income (loss)	(1,508)
Disposal of treasury stock	(95)
Cancellation of treasury stock	(139,204)
Total change in the year	(217,165)

Balance at end of the year	1,405,660

Treasury stock
Balance at beginning of the year	(243,407)
Change in the year
Purchases of treasury stock	(11)
Disposal of treasury stock	13,165
Cancellation of treasury stock	139,204
Total change in the year	152,358

Balance at end of the year	(91,049)

(Millions of yen)
Total shareholders’ equity
Balance at beginning of the year	2,533,587
Change in the year
Cash dividends	(76,358)
Net Income (loss)	(1,508)
Purchases of treasury stock	(11)
Disposal of treasury stock	13,070
Total change in the year	(64,807)

Balance at end of the year	2,468,780

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	33,920
Change in the year
Other-net	8,178
Total change in the year	8,178
Balance at end of the year	42,098
Deferred gains or loss on hedges
Balance at beginning of the year	16,386
Change in the year
Other-net	(25,388)
Total change in the year	(25,388)
Balance at end of the year	(9,002)
Total valuation and translation adjustments
Balance at beginning of the year	50,306
Change in the year
Other-net	(17,210)
Total change in the year	(17,210)

Balance at end of the year	33,096

Stock acquisition rights
Balance at beginning of the year	14,668
Change in the year
Other-net	(5,834)
Total change in the year	(5,834)

Balance at end of the year	8,834

Total net assets
Balance at beginning of the year	2,598,561
Change in the year
Cash dividends	(76,358)
Net Income (loss)	(1,508)
Purchases of treasury stock	(11)
Disposal of treasury stock	13,070
Other-net	(23,044)
Total change in the year	(87,851)

Balance at end of the year	2,510,710

[Translation]

Independent Auditor’s Report

May 17, 2021

The Board of Directors
Nomura Holdings, Inc.
Ernst & Young ShinNihon LLC
Tokyo, Japan

Hiroki Matsumura Designated Engagement Partner Certified Public Accountant

Hisashi Yuhara Designated Engagement Partner Certified Public Accountant

Kenjiro Tsumura Designated Engagement Partner Certified Public Accountant

Toshiro Kuwata Designated Engagement Partner Certified Public Accountant

Opinion

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 117th fiscal year from April 1, 2020 to March 31, 2021.

In our opinion, the accompanying financial statements and the related supplementary schedules referred above present fairly, in all material respects, the financial position and results of operations of the Company applicable to the fiscal year ended March 31, 2021, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and the Audit Committee for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The Audit Committee is responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the financial statements is not expressing an opinion on the effectiveness of the Company’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

(Note)

This is an English translation of the Japanese language Independent Auditor’s Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of the Company, prepared in Japanese, for the year ended March 31, 2021. Ernst & Young ShinNihon LLC has not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution of duties by the Directors and Executive Officers of the Company during the 117th fiscal year (from April 1, 2020, to March 31, 2021). We hereby report the method, content, and results of the audit as follows.

1.	METHOD AND DETAILS OF THE AUDIT

While the audit this fiscal year was affected by the spread of coronavirus disease (COVID-19), we liaised with the Accounting Auditor and conducted audit interviews and investigations, including those of subsidiaries, via telephone, the internet, and other means.

Based on the auditing principles and assignment of duties, etc. determined by the Audit Committee, with the cooperation of the Company’s departments in charge of internal control, etc., the Audit Committee has investigated the procedure and details of the decision making at the important meetings, etc., reviewed important authorized documents and other material documents regarding business execution, investigated the performance of duties by the Directors, Executive Officers, Senior Managing Directors, and other significant employees, etc., and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and (v) of the Companies Act and the internal control system maintained based on said resolution, we have received regular reports on the status of the establishment and maintenance of the system from the Directors, Executive Officers, Senior Managing Directors, and significant employees, etc., asked for explanations as necessary, and provided our opinions accordingly. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received reports from Executive Officers, etc. and Ernst & Young ShinNihon LLC regarding the assessment of such internal controls and status of the audit and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiaries’ Directors, Senior Managing Directors, members of the Audit and Supervisory Committees, and statutory auditors, etc. and, when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audits, received reports from the Accounting Auditor regarding the status of the performance of its duties, and, whenever necessary, asked for explanations. In addition, we have received confirmation from the Accounting Auditor that the “Structure for Ensuring Appropriate Operation” (matters set forth in the items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc. and, when necessary, asked for explanations. Regarding key audit matters, we have consulted with Ernst & Young ShinNihon LLC, received reports on the status of the audit implementation, and, when necessary, asked for explanations.

Based on the above methods, we have examined the business report and its supplementary schedules, financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to the financial statements), and supplementary schedules for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit of the Business Report, etc.

1.

We have found that the business report and its supplementary schedules fairly present the status of the Company in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.

In relation to the performance of the duties by the Directors and Executive Officers, we have found no misconduct or material facts that violate applicable laws, regulations, or the Articles of Incorporation.

3.

We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks on the content of the business report or the execution of duties by the Directors and Executive Officers regarding the internal control system maintained based on said resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act. In March 2021, an event occurred in which a significant loss emerged at the Company’s U.S. subsidiaries arising from trading with a U.S. client. The Audit Committee hired an external law firm and implemented an investigation, and reported its opinions and proposals to the Board of Directors regarding the necessity of further reinforcing the risk management framework based on the investigation results. From now we will carefully monitor and verify the status of the reinforcement of the Nomura Group’s internal control system including the drafting of improvement measures and their implementation conditions.

(2)	Result of the audit of Financial Statements and Supplementary Schedules

We have found that both the method and results of the audit by Ernst & Young ShinNihon LLC, the Company’s Accounting Auditor, are appropriate.

May 17, 2021	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Noriaki Shimazaki, Chairman of the Audit Committee

Mari Sono, Member of the Audit Committee

Hisato Miyashita, Member of the Audit Committee

Note:	Mr. Noriaki Shimazaki and Ns. Mari Sono are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Shareholder Notes

Fiscal Year	April 1 to March 31

Annual General Meeting of the Shareholders	Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

Matters available on the website in relation to the Notice of Convocation of the 117th Annual General Meeting of Shareholders

(1)

The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure

(2)	Notes to the Consolidated Financial Statements

(3)	Notes to the Financial Statements

The above information is made available on Nomura Holdings, Inc. (the “Company”)’s website at https://www.nomuraholdings.com/investor/shm/ pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation.

Nomura Holdings, Inc.

The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure

The content of the resolution adopted by the Board of Directors concerning the Structure for Ensuring Appropriate Business Activities is set forth below. In addition, the summary of the implementation status of the structure during this fiscal year is described in the broken line frame for each item.

Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Nomura Group Code of Conduct, guidelines that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

<I.	Matters Concerning the Audit Committee >

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1.	Directors and Employees that will provide Support with respect to the Duties

(1)

The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)

The Company shall put in place the Office of Non-Executive Directors and Audit Committee to support the duties of the Audit Committee and Directors. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of Non-Executive Directors and Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of Non-Executive Directors and Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

[Summary of Implementation Status of the Structure indicated above]

The Company has set up the Office of Non-Executive Directors and Audit Committee as a unit dedicated to assisting with the duties of the Directors. To secure the independence of the Office of Non-Executive Directors and Audit Committee, employees of the Office of Non-Executive Directors and Audit Committee are evaluated by an Audit Committee Member designated by the Audit Committee.

2.	Audit System within the Nomura Group

(1)

The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

1

(2)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

[Summary of Implementation Status of the Structure indicated above]

As a general rule, meetings of the Audit Committee of the Company and the Audit and Supervisory Committee of Nomura Securities are held jointly. Further, efforts are being made to coordinate closely by having persons such as full-time Audit Committee Members of the Company and Audit Mission Directors of Nomura Securities concurrently serve as Company Auditors and Audit and Supervisory Committee Members of subsidiaries in Japan. Additionally, at the Nomura Group, Audit Committees have been set up in the holding companies that supervise each of the 3 overseas regions (Europe, the Americas, and Asia) and Audit Committee Members of the Company and the heads of such committees share information regarding the issues and awareness of problems for each region from the audit work perspective.

3.	Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)

The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)

A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

[Summary of Implementation Status of the Structure indicated above]

Audit Committee Members designated by the Audit Committee have participated in or attended important meetings such as meetings of the Executive Management Board and the Internal Controls Committee.

The Audit Committee has directly received explanations regarding the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting, from Ernst & Young ShinNihon LLC who is the Accounting Auditor and accounting firm that conducts audits of the Financial Statements. In addition, Audit Committee Members share the awareness of audit problems and exchange of opinions with Ernst & Young ShinNihon LLC by, for example, holding regular meetings with Ernst & Young ShinNihon LLC and seeking the opinions as necessary.

Furthermore, Audit Committee Members, in addition to carrying out site visits of sites such as departments of the Company and departments and retail branches of Nomura Securities and site visits of subsidiaries other than Nomura Securities in person, have received reports from Nomura Securities’ Audit and Supervisory Committee Members and Audit Mission Directors who carried out site visits of subsidiaries.

Moreover, the Audit Committee, by entering into an advisory services agreement with an external lawyer, has established a structure whereby expert opinions can be sought from the lawyer as necessary.

4.	Coordination with the Internal Audit Division

(1)

The Company shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division.

2

(2)

The Audit Committee shall coordinate with the Internal Audit Division by attending meetings of the Internal Controls Committee, hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

[Summary of Implementation Status of the Structure indicated above]

The Internal Controls Committee attended by Audit Committee Members deliberates and determines basic matters regarding the establishment and evaluation of internal controls for the Nomura Group’s business management structure as well as matters regarding the improvement of corporate behavior.

In addition, the Audit Committee is coordinating with the Internal Audit Division by, for example, receiving reports, as necessary, directly from the Senior Managing Director in charge of internal audits or through Audit Committee Members, regarding matters such as the maintenance/operational status of the internal control structure and the implementation status of internal audits.

Furthermore, Chairman of Audit Committee and full-time Audit Committee Member hold regular meetings with the Accounting Auditor and Senior Managing Director in charge of internal audits to share awareness of audit problems and exchange opinions, thereby enhancing Nomura Group’s audit activities.

3

<II.	Matters Concerning the Executive Officers >

1.	Compliance and Conduct Risk Management Structure

(1)	Thorough Compliance with the Nomura Group Code of Conduct

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Conduct. At the same time, Executive Officers shall ensure that the permeation of the Nomura Group Code of Conduct is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance and Conduct Risk Management Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance and conduct risk management structure through, among other means, the maintenance of compliance and conduct risk management-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3)	Compliance Hotline

(a)

Executive Officers shall put into place a “Compliance Hotline” as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Maintenance of Structures concerning Financial Crimes, etc.

The Nomura Group shall implement money laundering and terrorist financing countermeasures, prevent bribery, and shall not carry out any transaction with anti-social forces or groups and transactions with those subject to economic sanctions which are prohibited by laws, etc. in other nations Executive Officers shall maintain structures that are necessary for this purpose.

4

[Summary of Implementation Status of the Structure indicated above]

In order to ensure that all executive management and employees should act in accordance with social norms, Nomura Group has established the “Nomura Group Code of Conduct” and every year, the executive management and employees of the Nomura Group pledge to observe the “Nomura Group Code of Conduct”. In this fiscal year, on the “Nomura Founding Principles and Corporate Ethics Day” held every August, all officers and employees reaffirm the lessons learned from the past incidents and renew our determination to prevent similar incidents from recurring in the future and further improve public trust through discussion on proper conduct and commitment to comply with the “Nomura Group Code of Conduct”

Based on the recognition that compliance and conduct risk management are among the most important management issues, Nomura Group has established the “Nomura Group Conduct Program” as a framework for management and established the Conduct Committee as a forum for discussion and deliberation on the promotion of the Code of Conduct, compliance and conduct risk management. Under this program we are developing an effective system based on the concept of three-lines defense by defining clearly roles of the first, second and third lines. Senior Conduct Officers have been assigned to each division on the first line to manage conduct risk in accordance with each division’s situation. In compliance division as the second line, based on the “Regulations of the Organization” and the “Nomura Group Compliance Policy” we have appointed a Chief Compliance Officer in charge of establishing and maintaining the effectiveness of Nomura Group’s compliance system and also appointed a Compliance officer at each company and in each overseas region. The Chief Compliance Officer, through giving instructions to Group Compliance Dept.,  , works with the compliance officers at each Group company and overseas regions to strengthen the internal control system for global business development and to establish and maintain the compliance system at each Group company including overseas regions.

The Nomura Group Compliance Hotline has been established to disclose wrongdoing directly to designated recipients. There are multiple ways to disclose and anonymous disclosure is acceptable. The disclosure will be treated as strictly confidential. In order to ensure anonymity, it is possible to disclose through an external vendor system. The Nomura Group Compliance Hotline is registered under Japan’s Consumer Affairs Agency’s “Whistleblowing Compliance Management System (“WCMS”).

The Code of Conduct has a basic policy of preventing money laundering and terrorist financing with a high-level management system to prevent the inflow of criminal proceeds into the financial and capital markets as well as the provision of funds to terrorists. In addition, we have established the “Nomura Group Anti-Money Laundering and Combating the Financing of Terrorism Policy” which sets forth common rules to be followed by each region and Group company. In accordance with this policy, the Nomura Group has appointed a Chief AML/CFT Officer to oversee the development of the Group’s AML/CFT management system and maintain its effectiveness. In addition, we have established Financial Crime Dept. to assist the Chief AML/CFT Officer. Each Nomura Group company has appointed a Money Laundering Compliance Officer responsible for AML/CFT management.

In order to eliminate transactions with criminal organizations or their members, Nomura Group has set forth the prohibition of transactions with antisocial forces and organizations in its “Nomura Group Code of Conduct” and its basic policy is to completely block any relationship with criminal organizations or their members.

2.	Risk Management Structure

(1)

Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business centered on risks such as market risk, credit risk, liquidity risk, and operational risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2)

Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3)

Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Integrated Risk Management Committee. The Group Integrated Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4)

Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

5

[Summary of Implementation Status of the Structure indicated above]

At the Nomura Group, the type and level of risk for the purpose of achieving strategic objectives and business plans based on management philosophy is set forth as the Risk Appetite and the risks attendant to the carrying on of the Nomura Group’s business are thereby ascertained and managed.

To prescribe the basic principles, framework, and governance concerning risk management, with the purpose of contributing to securing appropriate risk management of the Nomura Group, the Risk Management Policy has been put in place. The unit in charge of risk management is structured as an organization that is independent from units that execute business, and the various risks relating to business execution are identified, evaluated, monitored, and managed.

As for risks arising out of business operations, on the basis of the basic policy of restraining within the scope of the Risk Appetite, the Executive Management Board or the Group Integrated Risk Management Committee upon delegation by the Executive Management Board deliberates and determines important matters relating to risk management.

In addition, the Company prescribes the basic principles of crisis management at the Nomura Group in the Nomura Group Crisis Management Regulations. In accordance with such regulations, each company of the Nomura Group has appointed Crisis Management Officers and discusses crisis management measures based on the fundamental policies of crisis management adopted by each company. Also, by establishing the Group Crisis Management Committee, the Company has established a global crisis management structure, which includes business continuity measures in case of an emergency. The content of resolutions adopted by the Committee is reported to the Executive Management Board.

3.	Reporting Structure in Relation to Execution of Duties

(1)

Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Nomura Group directors, executives, and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The implementation status of internal audits, internal audit results, and remediation status;

(b)	The maintenance and operational status of the compliance and conduct risk management structure;

(c)	Risk management status;

(d)

The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(e)	The operational status of the Compliance Hotline and details of the reports received.

(3)

In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)

In the event that a Director, Executive Officer or Senior Managing Director becomes aware of a matter raised below, an immediate report must be made to a member of Audit Committee or Audit Mission Director. Moreover, in the event that the person who becomes aware of such a matter is an Executive Officer or Senior Managing Director, a report must be made simultaneously to the Executive Management Board or the Nomura Group Conduct Committee. The Executive Management Board or the Nomura Group Conduct Committee will deliberate concerning such matter, and in the event that it is admitted as necessary, based on such results, appropriate measures will be taken.

(a)	Any material violation of law or regulation or other important matter concerning compliance and conduct.

(b)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(c)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

(5)

In the event that a Nomura Group director, officer, or employee discovers a matter raised above, the Company must maintain a structure that provides for immediate direct or indirect reporting to an Audit Committee Member or Audit Mission Director.

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(6)	To ensure that persons making a report prescribed in the preceding paragraph 2 do not receive disadvantageous treatment due to the making of such report, the Company must take appropriate measures.

[Summary of Implementation Status of the Structure indicated above]

Executive Officers provide reports concerning the deliberation status of the Executive Management Board, the Group’s financial status, and the business execution status of each division at each meeting of the Board of Directors. Further, Executive Officers provide reports concerning their business execution status directly to the Audit Committee or through an Audit Committee Member. At the same time, as for Executive Officers, Senior Managing Directors, and employees, if an Audit Committee Member seeks a report on matters concerning the execution of their duties, a report is presented on such matters promptly.

The Company routinely disseminates to all officers and employees of the Nomura Group the fact that a report must promptly be made to each company’s designated point of contact in the event that activity, such as activity that could be in violation of laws, regulations, or internal rules, is found.

Furthermore, at the Nomura Group, in accordance with internal rules such as the Regulations on Management of Nomura Group Compliance Hotline and the Nomura Group Code of Conduct, in addition to prohibiting any dismissal, demotion, salary reduction, or other disadvantageous treatment due to such a report, the fact that such disadvantageous treatment is prohibited is disseminated to all Nomura Group officers and employees.

4.	Structure for Ensuring the Effectiveness of the Execution of Duties

(1)

Executive Officers shall determine the Nomura Group’s management strategy and business execution, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)

Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3)

Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4)

The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division and regional area to ensure the effective management of the Nomura Group.

[Summary of Implementation Status of the Structure indicated above]

Business execution decisions within the Company, to the extent permitted by laws and regulations, are made flexibly and efficiently by Executive Officers to whom the Board of Directors has delegated authority. In addition, to undertake the further strengthening of the business execution structure with regard to the sophistication and specialization of financial operations, Senior Managing Directors to whom Executive Officers have delegated a part of their business execution authority assume the business and operations of the field that each such Senior Managing Director is in charge of.

Out of the matters delegated to Executive Officers by a resolution adopted by of the Board of Directors, concerning the determination of particularly important business matters, bodies such as the Executive Management Board, the Group Integrated Risk Management Committee, and the Internal Controls Committee have been put in place at which there are deliberations and determinations are made. The Board of Directors receives reports on the status of deliberation from each such body at least once every three months. The Executive Management Board deliberates and determines important matters regarding the business management of the Nomura Group, beginning with and including management strategy, budgets, and the distribution of management resources.

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5.	Structure for Retention and Maintenance of Information

(1)

Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2)

Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

[Summary of Implementation Status of the Structure indicated above]

All minutes of important meetings, conference minutes, internal approval requests, contracts, documents related to finances, and other material documents (including their electronic records) are appropriately retained in accordance with applicable laws, regulations, internal rules and related contracts, etc., and are maintained in a condition in which they are available for inspection if necessary.

At the Nomura Group, for the purpose of securing the trust of persons such as clients, shareholders, and investors, the basic policy is to comply with laws, and regulations relating to timely disclosure such as the Financial Instruments and Exchange Act and other exchange rules, and in addition to protection of the Nomura Group’s non-public information, promotion of fair, timely, and appropriate disclosure of information to external parties. Based on the aforementioned policy, the Company has established the Nomura Group’s Statement of Global Corporate Policy regarding Public Disclosure of Information, and the Disclosure Committee has been set up based on the Statement. The Committee, in addition to disseminating the content of the Nomura Group’s Statement of Global Corporate Policy to officers and employees, maintains the structure to carry out the fair, timely, and appropriate disclosure of information by taking measures such as establishing/implementing guidelines concerning the disclosure of information.

6.	Internal Audit System

(1)

Executive Officers shall install a department in charge of internal audit, and by implementing an internal audit program, shall ensure effective and adequate internal controls across the entire business of the Nomura Group.

(2)

The Internal Controls Committee shall deliberate or determine basic matters concerning internal controls within the Nomura Group, the annual plan regarding internal audit and the implementation status and results.

(3)	Executive Officers shall report on the status of the internal audit within the Nomura Group and the results thereof to the Internal Controls Committee at least once every three months.

[Summary of Implementation Status of the Structure indicated above]

To secure the validity and suitability of internal controls, the Group Internal Audit Department has been put in place within the Company and units dedicated to internal audit have also been put in place at each major subsidiary under the Company. These internal audit departments carry out audits independent from business execution and carry out activities such as the provision of advice and recommendations for business improvement. The annual plan regarding internal audit, as well as the implementation status and results are deliberated in or reported to the Internal Controls Committee in which Audit Committee Members participate, and the content of the Internal Controls Committee meetings are reported to the Board of Directors.

<III.	The Nomura Group’s Internal Controls System >

(1)

Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

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[Summary of Implementation Status of the Structure indicated above]

The Company, for every amendment of the internal control system, disseminates the content and meaning of the amendment to each Nomura Group company and provides guidance to maintain internal control systems that fit with each company’s actual conditions. In addition, the Company, including for important subsidiaries, identifies and understands the risks related to financial reporting, and based on such understanding, establishes and maintains internal controls over financial reporting. Concerning the status of such establishment and maintenance, the Company receives an evaluation from the internal audit division and an audit and evaluation by the accounting firm.

(Note)	For stated monetary amounts and numbers of shares in this Business Report, fractions of the unit of display have been rounded to the nearest unit.

(Reference)

The Company adopted resolutions to amend the structures at Meetings of the Board of Directors held on March 26, 2021. The content of the Board of Directors resolutions concerning the post-amendment Structure for Ensuring Appropriate Business Activities is described in “the Corporate Governance Report” (https://www.nomuraholdings.com/company/cg/data/cg_report.pdf).

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Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

Nomura Holdings, Inc. (“the Company”)’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 120-3, Paragraph 1 of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006). However, certain disclosures required under U.S. GAAP are omitted pursuant to Article 120-3, Paragraph 3 and the latter part of Article 120, Paragraph 1 of the Ordinance for Company Calculation.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and Nomura, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Accounting Standard Codification (“ASC”) 810 “Consolidation”, Nomura also consolidates any variable interest entities for which Nomura is a primary beneficiary.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting rights of a corporate entity, or at least 3 percent of a limited partnership and similar entities) are accounted for under the equity method of accounting and are reported in Other Assets—Investments in and advances to affiliated companies. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 “Financial Instruments” and they are carried at fair value and are reported in Trading assets, Private equity and debt investments, or Other. Nomura elected to apply the fair value option to its investments in American Century Companies, Inc. representing economic interest of 39.3%, and reports the investments and associated unrealized gains and losses within Other assets—Other and Revenue—Other, respectively.

Also, investment companies within the scope of ASC 946 “Financial Services—Investment Companies” carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation. Equity and debt investments held by Nomura’s investment company subsidiaries are reported within Private equity and debt investments.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity and debt investments

Private equity and debt investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating or other than operating purposes. Investments in equity securities for operating purposes and investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in Other assets—Investments in equity securities and Other assets—Other, respectively.

Investments in equity securities for operating purposes and for other than operating purposes held by non-trading subsidiaries are recorded at fair value and unrealized gains and losses are recognized currently in income.

(4)	Non trading debt securities

Non-trading debt securities mainly consist of debt securities held by non-trading subsidiaries. Non-trading debt securities held by non-trading subsidiaries are carried at fair value and unrealized gains and losses are recognized currently in income.

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4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets with finite lives are amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

ASC 360 “Property, Plant, and Equipment” (“ASC 360”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with ASC 360, long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Goodwill and intangible assets

In accordance with ASC 350 “Intangibles—Goodwill and Other”, goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

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7.	Basis of allowances

(1)	Allowance for current expected credit losses

Management establishes an allowance for current expected credit losses on financing receivables not carried at fair value in accordance with ASC 326 “Financial Instruments—Credit Losses” (“ASC 326”). Current expected credit losses are calculated over the expected life of the financial financing receivables on an individual or a portfolio basis, considering all available relevant, reasonable supportable information about the collectability of cash flows, including information about past events, current conditions and future forecasts. Accrued interest receivables are excluded from the amortized cost basis of financing receivables when calculating current expected credit losses. The methodology used by Nomura to determine current expected credit losses primarily depends on the nature of the financial instrument, whether certain practical expedients permitted by ASC 326 are applied by Nomura and whether expected credit losses arising from the financing receivables are significant.

(2)	Accrued pension and severance costs

In accordance with ASC 715 “Compensation—Retirement Benefits”, the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the projected benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

8.	Hedging activities and derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are managing market risk of certain non-trading liabilities such as issued debt instruments and foreign exchange risk of certain net investments in foreign operations.

These derivative contracts are linked to specific assets or liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value or the foreign exchange of the underlying hedged items. Nomura applies fair value or net investment hedge accounting to these hedging transactions. The relating unrealized profits and losses are recognized together with those of the hedged assets and liabilities as Interest expense or reported within Change in cumulative translation adjustments.

Further, derivatives are also utilized for non-trading purposes to manage equity price risk arising from certain stock-based compensation awards granted to employees and others. Additionally, certain trading liabilities are held to manage the price risk of investments in equity securities held for operating purposes.

9.	Foreign currency translation

All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective fiscal years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive income (loss). Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income for the respective fiscal years.

10.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

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11.	Accounting changes

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2021:

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (1)

•  Introduces a new model for recognition and measurement of credit losses against certain financial instruments such as loans, debt securities and receivables which are not carried at fair value with changes in fair value recognized through earnings. The model also applies to off balance sheet credit exposures such as written loan commitments, standby letters of credit and issued financial guarantees not accounted for as insurance, which are not carried at fair value through earnings.

•  The new model based on lifetime current expected credit losses (CECL) measurement, to be recognized at the time an in-scope instrument is originated, acquired or issued.

•  Replaces existing incurred credit losses model under current GAAP.

•  Permits electing the fair value option for certain financial instruments on adoption date.

•  Requires enhanced qualitative and quantitative disclosures around credit risk, the methodology used to estimate and monitor expected credit losses and changes in estimates of expected credit losses.

Modified retrospective adoption from April 1, 2020.

For financial instruments subject to CECL, ¥1,972 million increase in Allowance for doubtful accounts, ¥638 million increase in Other liabilities, ¥72 million increase of Deferred tax assets and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥2,538 million as of April 1, 2020.

For financial instruments elected for the FVO, ¥9,774 million decrease in Loans receivable, ¥5,888 million increase in Other liabilities and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥15,662 million as of April 1, 2020.

Allowances for credit losses as determined on adoption date under the new model increased as a result of the COVID-19 pandemic because of the increased credit risk caused by the impact of the pandemic on borrowers. Fair value measurements used on adoption date were also lower because of increased credit risk and impact on financial markets caused by the pandemic.

ASU 2019-12, “Simplifying the Accounting for Income Taxes”

•  Simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740“Income Taxes”, such as the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment and the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary.

•  Requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income—based tax.

•  Makes other minor amendments for simplification and clarification of income taxes accounting.

		Modified retrospective adoption from April 1, 2020.	No material impact on adoption and no material impact expected in future reporting periods.

(1)

As subsequently amended by ASU 2018-19 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, ASU 2019-05 “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, ASU 2019-09“Codification Improvements to Topic326, Financial Instruments—Credit Losses” and ASU 2019-10 “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Financial Instruments (Topic 825): Effective Dates.”

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Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2017- 04 “Goodwill”

•  Simplifies the test for goodwill impairment by eliminating the existing requirement to measure an impairment loss by comparing the implied fair value of goodwill in a reporting unit to the actual carrying value of goodwill.

•  An impairment loss will be recognized if the carrying value of the reporting unit exceeds the estimated fair value of the reporting unit.

•  Requires to consider income tax effects from any tax deductible goodwill on the carrying value of the reporting unit when measuring an impairment loss.

•  Does not impact when goodwill is tested for impairment or level at which goodwill is tested.

		Prospective adoption to goodwill tests performed from April 1, 2020.	No material impact expected on future goodwill impairment tests.

ASU 2020-04 “Reference rate reform”

•  Provides temporary optional expedients and exceptions to the application of generally accepted accounting principles to certain contract and hedge relationships affected by reference rate reform.

•  Contract modifications solely related to the replacement of reference rate are eligible for relief from modification accounting requirements and accounted for as a continuation of the existing contract.

•  Allows various optional expedients and elections to allow hedging relationships affected by reference rate reform would continue uninterrupted during the reference rate transition if certain criteria are met.

The expedients and exceptions provided by the ASU are permitted to be adopted any time until December 31, 2022.

No material expedients have been applied during the year ended March 31, 2021.

Nomura plans to apply certain of the optional expedients to relevant contract modification and hedge accounting relationship during the reference rate transition period and does not expect a material impact in future reporting periods.

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[Note to Revenue Recognition]

12.	Revenue from services provided to customers

Commissions in the consolidated statements of income represent revenue principally from trade execution and clearing services. Fees from investment banking represent revenues from financial advisory, underwriting and syndication services. Asset management and portfolio service fees represent revenues from asset management services.

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Trade execution, distribution of fund units and clearing services	• Buying and selling of securities on behalf of customers • Distribution of fund units • Clearing of securities and derivatives on behalf of customers

•  Execution and clearing commissions recognized at a point in time, namely trade date.

•  Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•  Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services

•  Provision of financial advice to customers in connection with a specific forecasted transaction or transactions

•  Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•  Issuance of fairness opinions

•  Structuring complex financial instruments for customers

•  Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•  Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•  Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•  Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

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Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Underwriting and syndication services

•  Underwriting of debt, equity and other financial instruments on behalf of customers

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customers

•  Underwriting and syndication revenues recognized at a point in time when the underlying transaction is complete.

•  Commitment fees where drawn down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Providing custodial and administrative services to customers

•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally recognized on a straight-line basis based on time elapsed.

•  Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•  Custodial and administrative fees recognized on a straight-line basis over time based on time elapsed.

Where revenue is recognized at a point on time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically received every month, three months or six months.

The following table presents the balances of customer contract receivables, contract assets and contract liabilities in scope of ASC 606 as of March 31, 2021. The amount of contract assets as of March 31, 2021 was immaterial.

Customer contract receivables	85,205 million yen

Contract liabilities (1)	3,497 million yen

(1)	Contract liabilities primarily rise from investment advisory services and recognized in connection with the term of the contract based on time elapsed.

The balance of contract liabilities as of March 31, 2020 were recognized as revenue for the year ended March 31, 2021. Nomura recognized ¥1,565 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2021.

Transaction price allocated to the remaining performance obligations is ¥1,187 million. As permitted by ASC 606, Nomura has chosen not to disclose information about remaining performance obligations that have original expected durations of one year or less as of March 31, 2021.

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[Notes to the Accounting Estimates]

13.	Critical accounting estimates

The following table summarizes critical accounting policies within our consolidated financial statements, the critical accounting estimates inherent within application of those policies, the nature of the estimates, the underlying assumptions made by management used to derive those estimates and effect of changes in estimates and assumptions during year.

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Effect of changes in estimates and assumptions during year ended March 31, 2021 (including impact of COVID-19)
Litigation provisions Note 16 “Commitments, contingencies and guarantees”	Determination of whether a loss is probable and measurement of provisions and reasonably possible loss

In the normal course of business, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any penalties or settlements Nomura chooses to make to resolve the matter could be significant to Nomura’s results of operation.

Determination if a loss is probable

•  Recognition of litigation provisions are only required if a loss is probable and can be reasonably estimated.

•  Significant judgment required in deciding whether loss from litigation, investigations, claims or other actions is probable or just reasonably possible.

•  Such judgment usually involves consideration of external legal counsel opinion, our own historical experiences in court and similar matters, the progress of regulatory investigation or litigation proceedings and management or our counterparty’s appetite to settle the matter.

•  If a loss is only considered to be reasonably possible, no provision is required.

Measurement of a probable / reasonably possible loss

•  Once a loss has been determined as being probable of occurring, a provision is recognized when a loss is probable and the amount of such loss or range of loss can be reasonably estimated.

•  Where a loss is not probable but reasonably possible and an estimate of the range of reasonably possible losses can be made based on current information available as of the date of its consolidated financial statements, the reasonably possible maximum loss in excess of amounts recognized as a liability is disclosed.

•  This determination is often inherently difficult due to the uncertainties, especially for legal claims or regulatory review that are indeterminate or still at an early stage.

•  Similarly for other matters, there could be a wide range of possible outcomes.

See Note 16 “Contingencies” for details of the various legal matters Nomura is currently involved with, including those where provisions have been recognized or where loss is only considered reasonably possible.

While COVID-19 continues to delay the potential resolution of certain litigation matters, no direct significant impact on litigation provisions as of March 31, 2021 and reasonably possible loss disclosed.

Fair value of financial instruments Note 18 “Financial instruments”	Estimating fair value for financial instruments

A significant portion of our financial instruments is carried at fair value. The fair value of these financial instruments are not only measured at quoted price but by other factors including valuation models and assumptions with judgement.

•  For financial instruments measured at fair value where quoted prices are available in active markets, Nomura generally uses the prices as level 1 inputs for determining the fair value of these financial instruments.

•  For financial instruments where such quoted prices are not available, fair value of the financial instruments are measured by level 2 or level 3 input. Significant judgment is involved in selection of appropriate valuation techniques and validation of assumptions applied in models because the fair value measured could be varied by the selection of those models and assumptions. When selecting valuation techniques, various factors such as the particular circumstances where these financial instruments are traded, availability of reliable inputs, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs are considered.

Significance of level 3 inputs

•  Fair value measurement is more judgmental in respect of level 3 financial instruments, which are valued based on significant non-market based unobservable inputs

See Note 18 “Financial Instruments” for Valuation methodology including active/ inactive principal market, as well as our policy in fair value hierarchy.

Although we have observed recovery in the market, effects of the ongoing COVID-19 pandemic may still have adverse impact on price transparency of for certain financial instruments

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[Notes to the Consolidated Balance Sheet]

14.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within Trading assets and Private equity and debt investments.	5,587,555 million yen

Nomura owned securities and loans receivable, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	3,321,895 million yen

Nomura owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. (1) (2)	1,470,358 million yen

(1)

The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset is not relinquished, are included.

(2)	In addition, Nomura re-pledged ¥21,368 million of securities received as collateral and securities borrowed.

15.	Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860 “Transfers and Servicing” (“ASC 860”). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheet, with the change in fair value reported within Revenue-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the financial assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the year ended March 31, 2021, Nomura received cash proceeds from SPEs on transfer of assets in new securitizations of ¥296.7 billion and the associated gain on sale was ¥18.7 billion. For the year ended March 31, 2021, Nomura received debt securities issued by these SPEs with an initial fair value of ¥2,799.1 billion and cash inflows from third parties on the sale of those debt securities of ¥2,563.9 billion. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,323.5 billion as of March 31, 2021. Nomura’s retained interests were ¥159.6 billion as of March 31, 2021. For the year ended March 31, 2021, Nomura received cash flows of ¥27.0 billion from the SPEs on the retained interests held in the SPEs. Nomura does not provide financial support to SPEs beyond its contractual obligations.

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16.	Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. Legal expenses of ¥41,131 million were recognized within Non-interest expenses—Other for the year ended March 31, 2021. The associated legal reserves of ¥62,889 million were reported within Other liabilities as of March 31, 2021.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of May 17, 2021, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥48 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

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In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities.

Similar claims have been made by the tax authorities against IBJ Nomura Financial Products (UK) PLC (“IBJN”) a group company which has been in members’ voluntary liquidation since 2000. An Italian Supreme Court judgment in June 2019 confirmed that tax credit refunds of approximately EUR 38 million, plus interest, were payable by IBJN to the Italian tax authorities.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $35 million.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of residential mortgage-backed securities (“RMBS”). These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

With respect to certain of the RMBS issued from 2005 to 2007, the relevant subsidiaries received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract from 2011 to 2014. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss and the claims are now in the expert discovery phase of litigation in the Supreme Court of the State of New York. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of probable loss or reasonably possible loss at this time.

A monoline insurer, Ambac Assurance Corp (“Ambac”), brought an action in April 2013 against Nomura Credit & Capital, Inc. (“NCCI”) and Nomura Holding America Inc. (“NHA”) alleging breach of contract with respect to representations concerning specific loan characteristics and fraud in the inducement of the insurance contract based on misrepresentations concerning the loans for two trusts insured by Ambac. The court dismissed all claims against NHA, and the claims against NCCI are continuing in the Supreme Court of the State of New York and are now in the expert discovery phase of litigation.

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In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.1 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have since been discontinued.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016. As part of these proceedings, a number of civil claimants have been permitted to bring damages claims against a number of entities and individuals, including NIP.

On November 8, 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing, it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). NIP has appealed the decision to the Milan Court of Appeal. The penalties will not be enforceable until all appeals have been concluded.

In addition, NIP is involved in a number of separate civil or administrative matters relating to the Transactions including those described further below.

In July 2013, a claim was issued against former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim were similar to those on which the MPS claim was founded and the level of damages sought by FMPS was not less than EUR 315.2 million. In September 2020, NIP, without admitting any wrongdoing, entered into a settlement agreement with FMPS pursuant to which FMPS waived its claim against NIP. NIP and FMPS have applied to the court to discontinue the proceedings brought against NIP.

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In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Alken Luxembourg S.A (the funds’ management company) was served on NIP. The claim is made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 434 million on the basis of allegations similar to those made in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million on grounds similar to those in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB has appealed the Court of Appeal’s decision to the Italian Supreme Court.

In June 2016 and August 2016, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS and certain individuals by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”). The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages and interest.

In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including Nomura Securities International, Inc. (“NSI”), in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages.

Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other third parties in respect of government, supranational, sub-sovereign and agency debt securities trading. These investigations relate to various matters including certain activities of NIP in Europe for which NIP and the Company have received a Statement of Objections from the European Commission (“Commission”) which reflects the Commission’s initial views around certain historical conduct. NIP and NSI were also named as defendants in a class action complaint filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law relating to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds. NIP and NSI are also defendants in a similar class action complaint filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law. Additionally, NIP and NSI have been served with a separate class action complaint filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for European government bonds.

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Nomura is responding to requests from governmental authorities in relation to swap trading related to bond issuances. On February 1, 2021, the U.S. Commodity Futures Trading Commission filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.

In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks seek to recover approximately $68 million in damages and interest.

In July 2018, a former Italian counterparty filed a claim against NIP in the Civil Court of Rome relating to a derivative transaction entered into by the parties in 2006, and terminated in 2009. The claim alleged that payments by the counterparty to NIP of approximately EUR 165 million were made in breach of Italian insolvency law, and sought reimbursement of those payments. In March 2021, NIP, without admitting any wrongdoing, entered into a settlement agreement with the counterparty pursuant to which the proceedings have been discontinued.

In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2012. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.

In June 2020, NIP issued a claim against a current Italian counterparty in the courts of England and Wales. The claim seeks declarations that the terms of a derivative transaction entered into in 2005 are binding. The counterparty filed and served its defense and counterclaim to these proceedings in January 2021 which seeks, amongst other things, restitution of sums paid under the transaction. Separately, in June 2020, the counterparty filed an interim injunction application against NIP in the Tribunal of Palermo relating to payments due by it in relation to the same transaction. This application was dismissed at first instance but the counterparty is currently appealing that decision.

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17.	Guarantees

In accordance with ASC 460 “Guarantees”, Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts (1) (2)	322,635,226 million yen

Standby letters of credit and other guarantees (3)	206,072 million yen

(1)	The carrying value of derivative contracts is ¥5,207,911 million (liability).
(2)	The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are ¥17,705,867 million and ¥315,780 million (asset), respectively.
(3)	The carrying value of standby letters of credit and other guarantees is nil.

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[Notes to Financial Instruments]

18.	Financial Instruments

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheet within Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Information on financial instruments and risk

Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Counterparty credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions.

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union and British Government (“EU & UK”), their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. Nomura’s exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of ¥500.6 billion which represents the net amount after the counterparty netting of derivative assets and liabilities under a master netting agreement as well as cash collateral netting against net derivatives.

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	Billions of yen
	March 31, 2021
	Japan	U.S.	EU & UK	Other	Total(1)
Government, agency and municipalities securities	1,715.5	1,887.8	2,328.8	620.0	6,552.1

(1)

Other than above, there were ¥298.7 billion of government, agency and municipal securities in Other asset—Non-trading debt securities as of March 31, 2021. These securities are primarily Japanese government, agency and municipal securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

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The following table presents information about Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2021 within the fair value hierarchy.

	(Billions of yen)
	March 31, 2021
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2021
Assets:
Trading assets and private equity and debt investments (2) (3)
Cash Instruments	7,385.9	6,742.7	366.2	—	14,494.8
Derivatives	43.3	15,800.7	161.5	(14,785.9)	1,219.6
Loans and receivables (4)	—	877.7	104.2	—	981.9
Collateralized agreements (5)	—	348.3	18.2	—	366.5
Other assets (2)	475.6	477.9	184.7	—	1,138.2

Total	7,904.8	24,247.3	834.8	(14,785.9)	18,201.0

Liabilities:
Trading Liabilities
Cash Instruments	6,535.6	1,436.1	6.4	—	7,978.1
Derivatives	25.5	15,897.3	269.3	(14,696.9)	1,495.2
Short-term borrowings (6)	—	531.6	103.3	—	634.9
Payables and deposits (7)	—	49.1	0.9	—	50.0
Collateralized financing (5)	—	352.4	0.5	—	352.9
Long-term borrowings (6) (8) (9)	4.6	3,546.1	547.2	—	4,097.9
Other liabilities (10)	230.7	179.0	35.0	—	444.7

Total	6,796.4	21,991.6	962.6	(14,696.9)	15,053.7

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

(2)

Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2021, the fair values of these investments which are included in Trading assets and private equity and debt investments and Other assets were ¥23.8 billion and ¥4.1 billion, respectively.

(3)

Private equity and debt investments are typically private non-traded financial instruments including ownership or other forms of junior capital (such as mezzanine loan). It includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

(4)	Includes loans for which the fair value option is elected.

(5)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.

(6)	Includes structured notes for which the fair value option is elected.

(7)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.

(8)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.

(9)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

(10)	Includes loan commitments for which the fair value option is elected.

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Estimated Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheet since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheet.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. In our financial instruments, the instruments which have a material difference between the carrying value and the estimated fair value are long-term borrowings. For long-term borrowings, certain financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at contractual amounts or amortized cost unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings which are not elected for the fair value option is estimated using quoted market prices where available or by discounting future cash flows. As of March 31, 2021, the carrying values of long-term borrowings were ¥7,975.0 billion and the fair values or estimated fair values of long-term borrowings were ¥7,978.4 billion.

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2021 consist of the following:

Year ending March 31	Billions of yen
2022	463.7
2023	779.5
2024	671.9
2025	1,027.5
2026	1,347.8
2027 and thereafter	3,561.3

Sub-Total	7,851.7

Trading balances of secured borrowings	123.3

Total	7,975.0

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial products that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC 860. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

[Notes to Per-Share Data]

19.	Per-Share Data

Total NHI shareholders’ equity per share	879.79 yen

Basic net income attributable to NHI shareholders per share	50.11 yen

[Other Notes]

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20.	Significant Subsequent Events

Loss Arising from Transactions with a U.S. client

The loss arising from transactions with a U.S. client at our subsidiaries on and after April 1, 2021 is approximately 65 billion yen (approximately $6.0 million) as of May 13, 2021.

Restricted Stock Units

On May 17, 2021, the Company passed a resolution to grant Restricted Stock Units (“RSUs”) to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is 64,439,400 units (64,439,400 shares equivalent). RSUs are to deliver shares of common stock of the Company to grantees from one year to the maximum of seven years after the RSUs are granted.

Nomura also offers a compensation plan linked to the Company’s stock price, a world index and the Company’s performances. The employees (directors, executive officers and certain employees) covered by this plan must provide service as employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. The Company plans to continue compensation payments in the next fiscal year based on the Company’s stock price, a world index and the Company’s performances for its and subsidiaries’ directors and certain employees. The Company will remunerate either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

21.	Other additional information

Rights conversion related to the Tokyo Nihonbashi district redevelopment project

On May 20, 2020, the rights conversion plan of the Tokyo Nihonbashi district redevelopment project in which Nomura participate as members of the redevelopment partnership was approved by Tokyo Metropolitan Government. The rights conversion became effective on May 29, 2020.

As a result, Nomura was entitled to receive ownership in the redeveloped real estate in the future and cash representing compensation for loss of rental income and other related expenses, in exchange for the assets it held in that area.

Nomura recorded ¥71,075 million in Revenue—Other as the difference between the carrying value of the transferred assets and the fair value of the acquired assets for the year ended March 31, 2021.

Loss Arising from Transactions with a U.S. client

An event had occurred at Nomura’s subsidiaries, including U.S. subsidiary Nomura Global Financial Products Inc., with a U.S. client, resulting in a loss of ¥245,749 million (approximately $2,317 million) in its consolidated statements of income for the year ended March 31, 2021. We incurred these losses when a US client defaulted on margin calls against prime brokerage transactions. These losses have arose primarily through liquidation of the hedges we held against the transactions and also through recognition of additional allowances for credit losses against our loan to the client. The loss is reported within Net gain on trading in the amount of (¥204,188) million and in Non-interest expenses—Other in the amount of ¥41,561 million in the consolidated statements of income.

Impairment loss for Nomura Real Estate Holdings, Inc.

Nomura recognized impairment loss of ¥47,661 million against its investment in Nomura Real Estate Holdings, Inc. for the year ended March 31, 2021. Considering the period and extent to which the share price was below carrying value, Nomura determined the impairment was other-than-temporary and therefore impairment loss was recognized. The loss was classified within Non-interest expenses—Other in the consolidated statements of income.

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Notes to the Financial Statements

The Company’s financial statements are prepared in accordance with the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006).

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as Net unrealized gain on investments in Net assets on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for derivative transaction

Accounted for at fair value based on the mark-to-market method

3.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

4.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings (excluding equipment of the buildings) acquired on or after April 1, 1998 and equipment of the buildings and structures acquired on or after April 1, 2016 which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

5.	Deferred Assets

Bond issuance costs

Bond issuance costs are expensed upon incurred.

6.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

7.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

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(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

8.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized for interest rate risk hedge and foreign currency risk hedge. Fair value hedge is applied and all the profits and losses are recognized for share price risk hedge.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds and borrowings that the Company issued. The Company utilizes currency forward contracts and long term foreign currency liabilities including long term bonds issued to hedge foreign currency risk on investments in subsidiaries. Additionally, the Company utilizes total return swap contracts to hedge share price risk on a part of investment securities.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued. A part of investment securities is hedged by total return swap contracts.

(4)	Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge. For the hedge of share price risk, the Company verifies the hedge effectiveness by comparing the change in fair value of each investment security and total return swap contract.

9.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

10.	The Company applies the consolidated tax return system.

With regard the company to the items for which the individual tax return filing method was reviewed in accordance with the transition to the Group Tax Sharing System established under the “Act to partially revise the Income Tax Act and Others” (Act No. 8 of 2020) and the transition to the Group Tax Sharing System, in accordance with the treatment in Paragraph 3 of the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (Practical Solution No. 39 March 31, 2020), the provisions in Paragraph 44 of the “Implementation Guidance on Tax Effect Accounting” (ASBJ Guidance No. 28 February 16, 2018) are not applied and the amounts of deferred tax assets and deferred tax liabilities are in accordance with the provisions of the tax law before amendment.

[Note to Revenue Recognition]

The primary types of service provided to customers are as follows;

The Company recognizes Royalty fees for the use of the “Nomura” trademark as “Royalty on trademarks” over the time period of contracts.

Revenue from providing outsourcing services is recognized as “Other operating revenue” over the time period of contracts.

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[Notes to the Changes in Disclosure]

The Company adopted “Accounting Standard for Disclosure of Accounting Estimates” (Accounting Standards Board of Japan Statement No.31 issued on March 31, 2020) from the current fiscal year. The company added “Notes to the Accounting Estimate” in the notes to the financial statements.

[Notes to the Accounting Estimates]

Items which were recorded on the financial statements as accounting estimates for the year ended March 31, 2021 and may have material impact on the financial statements for the next fiscal year are as follows;

Deferred tax assets 35,053 million yen

[Notes to the Balance Sheet]

1.	Balances of receivables and payables with subsidiaries and affiliates

	Short-term receivables		4,015,203 million yen
	Short-term payables		2,233,566 million yen
	Long-term receivables		926,580 million yen
	Long-term payables		8,868 million yen

2.	Accumulated depreciation on tangible fixed assets		42,587 million yen

3.	Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥8,523 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4.	Bonds include ¥354,500 million of subordinated bonds.

5.	Balance of guaranteed obligations (1)

	Nomura Europe Finance N.V.	Borrowings/Medium term notes/ Repurchase transactions	1,547,544 million yen	(2)
	Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/ Repurchase transactions	1,069,852 million yen
	Nomura Global Financial Products Inc.	Derivative transactions	474,143 million yen	(2)
	Nomura International plc	Borrowings/Medium term notes/ Repurchase transactions	320,723 million yen
	Nomura International plc	Derivative transactions	319,226 million yen	(2)
	Nomura Global Finance Co., Ltd.	Borrowings/Medium term notes/ Repurchase transactions	259,409 million yen
	Nomura Bank International plc	Borrowings/Medium term notes/ Repurchase transactions	244,223 million yen
	Nomura America Finance, LLC	Borrowings/Medium term notes/ Repurchase transactions	102,557 million yen
	Nomura International plc	Stock lending transactions	79,045 million yen
	Other		61,498 million yen	(2)

(1)

In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2)	Includes joint guarantee with Nomura Securities Co., Ltd.

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[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	327,256 million yen
Operating expenses	91,850 million yen
Non-operating transactions	1,992 million yen

2.	Extraordinary loss

Loss on devaluation of stocks of subsidiaries and affiliates was mainly from the loss on valuation due to a decrease in the net asset value of Nomura Holding America Inc., a subsidiary holding company for the Americas.

[Notes to the Statement of Changes in Net Assets]

1.	Shares outstanding
Type of shares		Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)		3,493,562,601	—	260,000,000	3,233,562,601

2.	Treasury stock
Type of shares		Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)		454,625,108	20,129	284,588,070	170,057,167

(Summary of reasons for change)

The reasons for increase were as follows:

Increase related to requests to purchase shares less than full trading units	20,129 shares

The reasons for decrease were as follows:

Reduction related to cancellation of own shares	260,000,000 shares
Reduction related to exercise of stock acquisition rights and allotment of RSUs	24,587,717 shares
Reduction related to buying to complete full trading units	353 shares

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3.	Stock acquisition rights(1)

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.47	June 5, 2012	Common stock	29,200
Stock Acquisition Rights No.48	June 5, 2012	Common stock	411,900
Stock Acquisition Rights No.49	June 5, 2012	Common stock	36,500
Stock Acquisition Rights No.50	June 5, 2012	Common stock	39,700
Stock Acquisition Rights No.54	June 5, 2013	Common stock	79,100
Stock Acquisition Rights No.57	June 5, 2014	Common stock	87,200
Stock Acquisition Rights No.58	June 5, 2014	Common stock	720,900
Stock Acquisition Rights No.61	June 5, 2014	Common stock	840,600
Stock Acquisition Rights No.62	November 18, 2014	Common stock	2,670,700
Stock Acquisition Rights No.63	June 5, 2015	Common stock	80,500
Stock Acquisition Rights No.64	June 5, 2015	Common stock	659,500
Stock Acquisition Rights No.65	June 5, 2015	Common stock	1,029,200
Stock Acquisition Rights No.68	November 18, 2015	Common stock	2,565,800
Stock Acquisition Rights No.69	June 7, 2016	Common stock	686,600
Stock Acquisition Rights No.70	June 7, 2016	Common stock	1,100,400
Stock Acquisition Rights No.71	June 7, 2016	Common stock	1,330,000
Stock Acquisition Rights No.72	June 7, 2016	Common stock	203,200
Stock Acquisition Rights No.74	November 11, 2016	Common stock	2,370,400
Stock Acquisition Rights No.75	June 9, 2017	Common stock	852,600
Stock Acquisition Rights No.76	June 9, 2017	Common stock	1,003,900
Stock Acquisition Rights No.77	June 9, 2017	Common stock	1,541,400
Stock Acquisition Rights No.82	June 9, 2017	Common stock	276,700
Stock Acquisition Rights No.83	June 9, 2017	Common stock	63,900
Stock Acquisition Rights No.84	November 17, 2017	Common stock	2,475,300
Stock Acquisition Rights No.85	November 20, 2018	Common stock	2,316,300

(1) Excludes items for which the first day of the exercise period has not arrived.

4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors May 8, 2020	Common stock	15,195	5.00	March 31, 2020	June 8, 2020
Board of Directors October 28, 2020	Common stock	61,163	20.00	September 30, 2020	December 1, 2020

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 27, 2021	Common stock	45,953	15.00	March 31, 2021	June 1, 2021

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[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	154,291 million yen
Loss carry-forward on local tax	23,944 million yen
Deferred gain and loss on hedges	8,158 million yen
Loss on devaluation of fixed assets	2,441 million yen
Stock option	336 million yen
Others	3,167 million yen

Subtotal of deferred tax assets	192,336 million yen
Valuation allowance	(135,469) million yen

Total of deferred tax assets	56,867 million yen
Deferred tax liabilities
Net unrealized gain on investments	(16,734) million yen
Deferred gain and loss on hedges	(4,315) million yen
Others	(765) million yen

Total of deferred tax liabilities	(21,814) million yen

Net deferred tax assets	35,053 million yen

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[Notes to Related Party Transactions]

Subsidiaries and affiliates

Classification	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2021 (millions of yen)	Notes

Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Provision of equipments	Data processing system usage fees received	89,001	Accrued income	16,800	(1)
			Loans receivable	Loans receivable	798,285	Short-term loans	41,100	(2) (3)
			Concurrent officers	Interest received	9,320	Accrued income	644
				Establishment of a commitment line with subordinated terms	700,000	Long-term loans receivable from subsidiaries and affiliates	350,000	(4)
				Loans receivable	225,000	—	—
				Commitment line establishment fees received	700	—	—
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	718,994	—	—	(6)
			Concurrent officers	Guarantee fee received	546	Accrued income	566
Subsidiary	Nomura International Funding Pte. Ltd	(Owned) directly 100%	Guarantee obligation	Guarantee obligation	1,069,852	—	—	(6)
				Guarantee fee received	520	Accrued income	522
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	1,569,796	Short-term loans	2,480,850	(2)
			Concurrent officers	Interest received	13,755	Accrued income	1,625
Subsidiary	Nomura Corporate Funding America LLC	(Owned) indirectly 100%	Loans receivable	Loans receivable	893,538	Short-term loans	886,942	(2)
				Interest received	8,511	Accrued income	1,016
Subsidiary	Nomura America Finance, LLC	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	102,557	—	—	(6)
				Guarantee fee received	42	Accrued income	43
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	244,223	—	—	(6)
				Guarantee fee received	107	Accrued income	107
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	167,674	Short-term loans	146,330	(2)
				Interest received	1,858	Accrued income	172
Subsidiary	Nomura Europe Finance N.V.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings	1,965,622	Short-term borrowings	1,862,650	(5)
				Interest paid	12,532	Accrued expense	1,163
				Guarantee obligation	1,547,544	—	—	(6)
				Guarantee fee received	861	Accrued income	862
Subsidiary	Nomura Global Finance Co., Ltd.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings	137,613	Short-term borrowings	231,300	(5)
						Long-term borrowings	8,868
				Interest paid	948	Accrued expense	15
				Guarantee obligation	259,409	—	—	(6)
				Guarantee fee received	73	Accrued income	73
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	474,143	—	—	(6)
			Concurrent officers	Guarantee fee received	256	Accrued income	267
Subsidiary	Nomura Europe Holdings plc	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	228,943	Long-term loans receivable from subsidiaries and affiliates	239,425	(2)
				Interest received	5,181	Accrued income	190
Subsidiary	Nomura Financial Products & Services, Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	569,138	Short-term loans	263,800	(2) (3)
			Concurrent officers	Interest received	9,734	Accrued income	641
				Establishment of a commitment line with subordinated terms	320,000	Long-term loans receivable from subsidiaries and affiliates	247,930	(4)
				Loans receivable	240,578	—	—
				Commitment line establishment fees received	179	—	—
Subsidiary	Nomura Asia Pacific Holdings Co., Ltd	(Owned) directly 100%	Loans receivable	Loans receivable	69,933	Short-term loans	63,598	(2)
				Interest received	536	Accrued income	34

Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 17.5% indirectly 11.1%	Purchases of system solution and consulting knowledge services	Data processing system usage fees paid	34,560	—	—	(7)
				Software purchase	11,776	Accounts payable	4,615

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Terms of transactions, policies determining terms of transactions, etc.

(1)	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

(2)

Interest rates on loans receivable are determined rationally in consideration of market interest rates. The transaction amounts for loans receivable indicate average monthly balance. No collateral is obtained.

(3)	Transaction amounts and balance as of March 31, 2021 do not include the transaction amounts for establishment of a commitment line with subordinated terms of (4).

(4)	The transaction amounts for the establishment of a commitment line with subordinated terms is the amount of the financing limit.

(5)	Interest rates on borrowings are determined rationally in consideration of market interest rates. The transaction amounts for borrowings indicate average monthly balance. No collateral is provided.

(6)	Please see “Notes to the Balance sheet” for details. The guarantee rates for each transaction are rationally determined in consideration of market rates.

(7)

Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development and net book value in case of selling, etc.

(8)	Transaction amounts do not include consumption taxes, etc., and balance as of March 31, 2021 includes consumption taxes, etc.

[Notes to Per Share Data]

Net assets per share	819.55 yen
Net loss per share	0.49 yen

[Notes to Material Subsequent Event]

(Grant of Restricted Stock Units)

On May 17, 2021, the Company passed a resolution to grant Restricted Stock Units (“RSUs”) to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is 64,439,400 units (64,439,400 shares equivalent). RSUs are to deliver shares of common stock of the Company to grantees from one year to the maximum of seven years after the RSUs are granted.

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